Annual Report


10011954

2009



Pacific Financial Corporation

FORWARD LOOKING INFORMATION

This document contains forward-looking statements that are subject to risks and uncertainties. These statements are based on the current beliefs and assumptions of our management, and on information currently available to them. Forward-looking statements include the information concerning our possible future results of operations set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Any forward-looking statements in this document are subject to risks relating to, among other things, the factors described under the heading "Risk Factors" appearing in Part I, Item 1.A to our Annual Report of Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K"), as well as the following:

1. changing laws, regulations, standards, and government programs, that may limit our revenue sources, eliminate insurance currently available on some deposit products, significantly increase our costs, including compliance and insurance costs, and place additional burdens on our limited management resources or lead us to change our strategies;

2. poor economic or business conditions, nationally and in the regions in which we do business, that have resulted in, and may continue to result in, among other things, a deterioration in credit quality and/or reduced demand for credit and other banking services, increases in nonperforming assets, and additional workout and other real estate owned ("OREO") expenses;

3. decreases in real estate and other asset prices, whether or not due to changes in economic conditions, that may reduce the value of the assets that serve as collateral for many of our loans;

4. competitive pressures among depository and other financial institutions that may impede our ability to attract and retain depositors, borrowers and other customers, retain our key employees, and/or maintain and improve our net interest margin and income and non-interest income, such as fees income;

5. any failure to comply with developing and changing standards of corporate governance and disclosure and internal control that could result in negative publicity, leading to declines in our stock price;

6. our growth strategy, particularly if accomplished through acquisitions, which may not be successful if we fail to accurately assess market opportunities, asset quality, anticipated cost savings, and transaction costs, or experience significant difficulty integrating acquired businesses or assets or opening new branches or lending offices; and

7. a lack of liquidity in the market for our common stock that may make it difficult or impossible for you to liquidate your investment in our stock or lead to distortions in the market price of our stock.

Our management believes our forward-looking statements are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine our future results, financial condition, and share value are beyond our ability to predict or control. We undertake no obligation to update forward-looking statements.

LETTER TO THE SHAREHOLDERS



Dennis A. Long
President & CEO

My Fellow Shareholders:

Having been in banking for just over 40 years, I have experienced first-hand the significant economic downturn of the early 80's, and subsequently, the failure of more than 1,500 banks and savings and loans in the late 80's and early 90's as a result of another economic downturn. Clearly those were difficult times for financial institutions; however, the conditions back then do not measure up to the variety of difficulties faced by our industry over the past two years. Regardless of the recent difficult circumstances, I believe there is tangible evidence demonstrating that a brighter future is near for our Company.

As background, during 2009, the Company recorded a net loss of $6.34 million. The primary drivers as compared to 2008's financial performance were:

- Increase in Loan Loss Provision of $5.15 million;
- Increase in write-downs and/or losses relating to the disposal of repossessed real estate properties of $5.50 million;
- Net Interest Margin compression of .50% which translated into approximately $3 million in reduced net interest income; and
- Increase in FDIC insurance premiums of $1.59 million.

Together, these four components totaled roughly $15 million, which is substantially greater than the 2009 pretax loss; however, we believe the Loan Loss Provision and write-downs relating to OREO will be lower in 2010 as described below and Net Interest Margin is expected to improve as credit quality improves. FDIC expense is expected to remain comparable to 2009 in view of the ongoing number of bank failures and the increase in FDIC assessment rates that became effective in April 2009.

The evidence that supports our confidence for the future is as follows:

Loan quality is a significant factor in establishing the amount needed for the Allowance for Loan Losses. During 2009, our loans classified as having higher risk reached $53.3 million in June, and fell to $42.7 million at year-end 2009. Our non-accrual loans (loans no longer earning interest) reached

$18.6 million in June and, at year-end, were $15.7 million. Similarly, loans Past Due more than 30 days (which are a leading indicator of future problems) improved from a high point of $23.1 million at year-end 2008 to $16.1 million as of December 31, 2009.

During 2009 when problem loans were escalating, we grew the Allowance for Loan Losses by $3.5 million; meaning, we recorded $9.9 million in Loan Loss Provision compared to actual net charge-offs of $6.5 million. However, loan quality is currently improving; therefore, we believe the need to continue to increase the Allowance for Loan Losses will likely diminish in 2010. At year-end 2009 the Allowance for Loan Losses represented 2.5% of total non-government guaranteed loans outstanding compared to 1.7% at year-end 2008. Approximately $50.5 million, or 10.2% of our loan portfolio, is 100% guaranteed by the US government and therefore does not require an Allowance for Loan Losses.

Similarly, if loan quality continues to improve, fewer properties will become bank-owned, or what is referred to as 'Other Real Estate Owned' (OREO). OREO reached $11 million at June 30, 2009 and ended the year at $6.6 million. During the same time, the number of properties owned by the Bank declined from 52 to 24, including a 10-lot land parcel that will likely sell as one property. In December of 2009, we completed a 'bulk sale' of several OREO properties. Although it increased our OREO losses, it was beneficial for the Bank to rid itself of these properties. During 2009 Congress enacted a special one-time five-year net operating loss carry-back provision for business, enabling us to apply for a refund of prior year taxes paid. While the tax benefit was a 'positive', the significance of eliminating these properties has continuing importance as well, as the monthly carrying costs for individual properties was financially burdensome.

Not only have we seen OREO balances decline, but the external appraisals relating to collateral-dependent problem loans (which are obtained approximately every 6 to 9 months) are beginning to show signs of stabilization, as substantial property devaluations are not occurring as rapidly as in early 2009. In view of the apparent stabilizing of market values, coupled with fewer OREO properties, the trend line supports the likelihood of a reduction in losses and carrying costs relative to OREO for 2010.

Our Net Interest Margin declined from 4.12% in 2008 to 3.62% in 2009, or .50%. Since most of our loans adjust with changes to the Prime Lending Rate, we will benefit if rate increases occur, as many commentators expect over the next 12 to 24 months.

Let me now turn from the Income Statement to our Balance Sheet. Regulatory capital levels are always a focal point during times of economic stress. Between June and early August 2009, the company raised $12.4 million in capital to support balance sheet growth. Additionally, the capital raised allowed us to bolster capital sufficiently to help deal more aggressively with loan problems, and return more quickly to positive earnings.

Capital ratios for Pacific Financial Corporation, including an interesting historical comparison, are as follows:

Capital Ratio	Actual 2009	Actual 2004	Regulatory Well-Capitalized
Tier I Leverage	9.06%	7.83%	5.00%
Tier I Risk-based	11.84%	9.00%	6.00%
Total Risk-based	13.10%	10.15%	10.00%

Clearly our year-end 2009 capital ratios are well above what banking regulations have established as 'well capitalized' for regulatory purposes. Additionally, our ratios are much higher than 2004, which was the year we consummated the merger with BNW Bancorp, Inc. and improved from 2008. (See footnote 16 in the accompanying financial statements for more detail on capital ratios, including a comparison to 2008.)

Although loan quality has been improving, of equal importance has been the decline in non-owner occupied commercial real estate loans. Since April 2009, we have seen a total decline of $24.6 million to $182.8 million. Moreover, the higher risk category of 'Spec Construction and Land Development' has demonstrated even greater decreases in balances as that portfolio has declined from $100.7 million at year-end 2008 to $64.8 million at year-end 2009. This sector, along with related OREO balances, has been the primary component of non-performing assets. Therefore, as both of these categories have declined, the primary source for new problem loans has also declined.

Substantial personal and business deposit growth occurred during 2009. Collectively, personal and business deposits, excluding public funds, increased by $50 million since year-end 2008. The increase in personal and business deposits was largely a result of deposit dollars moved to us from troubled banks within our geographic market. As a result, it has afforded us a lower cost of funds since our core deposit growth has been occurring in less-expensive 'non-certificate of deposit' categories. The strong growth provided us with considerable balance sheet liquidity, as reflected in our loan-to-deposit ratio of 87.1% as of December 31, 2009, as compared to 97.4% at the end of 2008.

Lastly, I would like to recognize the excellent work done by our employees this past year. We would not be poised for improved results if it were not for their efforts. They endured a reduction in staff, branch closure, and compensation freeze, while working tirelessly to resolve loan problems and, all the while, keeping the financial interest of our shareholders in mind. While all these demands for employee time were competing for customer service, our Grays Harbor Region was voted by the public as the 'Best Bank' as well as being selected overall as the business with the 'Best Customer Service' for Grays Harbor County. Up north, in Whatcom County, our bank was runner-up for the 'Large Best Business' award, and I believe, had there been awards down in our Southern region, they too would have been recognized.

Our Residential Real Estate Department also set a record, as the group closed more than twice their previous record number of residential real estate loans, adding a little more than $1.1 million in net department earnings for 2009 over 2008. We believe loan sale volume may decrease slightly in 2010 due to the expiration of many of the government incentive programs, thereby reducing refinancing activity.

No question, 2009 was the most difficult and challenging year our company has ever faced. As I have indicated, substantial progress has been made that we believe will position us for significantly improved results in 2010. At the same time, there is still more work to do. We are starting to see some signs that overall loan demand is returning and, contrary to media reports, we have been…and *are*… making loans.

On behalf of our employees, Board of Directors, and executive management team, I would like to thank our customers, shareholders, and communities for their support and loyalty during these difficult times.

Sincerely,



Dennis A. Long
President & Chief Executive Officer



IN MEMORY

LYNN DANEKER

May 15, 1915 – March 17, 2009

Founding Director
The Bank of Grays Harbor
1979 – 2000

SELECTED FINANCIAL DATA

The following selected consolidated five year financial data should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented in this report. Dollars are in thousands, except per share data.

	As of and For the Year ended December 31,				
	2009	2008	2007	2006	2005
Operations Data					
Net interest income	$21,753	$21,715	$24,503	$23,867	$22,284
Provision for credit losses	9,944	4,791	482	625	1,100
Non-interest income	7,025	5,057	4,475	4,176	4,081
Non-interest expense	29,691	21,591	20,379	18,118	16,566
Provision (benefit) for income taxes	(4,519)	(561)	2,086	2,749	2,653
Net income (loss)	**(6,338)**	**951**	**6,031**	**6,551**	**6,046**
Net income (loss) per share:					
Basic (1)	(.74)	.13	.83	.92	.86
Diluted (1)	(.74)	.13	.82	.90	.84
Dividends declared	- -	333	4,955	4,893	4,719
Dividends declared per share (1)	- -	.05	.75	.75	.73
Dividends paid ratio	- -%	35%	82%	75%	78%
Performance Ratios					
Interest rate spread	3.76%	4.23%	4.92%	5.13%	5.34%
Net interest margin (2)	3.62%	4.12%	4.82%	5.04%	5.25%
Efficiency ratio (3)	103.17%	80.65%	70.33%	64.61%	62.83%
Return on average assets	(.96%)	.16%	1.08%	1.26%	1.31%
Return on average equity	(11.63%)	1.83%	11.46%	13.16%	12.70%
Balance Sheet Data					
Total assets	$668,626	$625,835	$565,587	$562,384	$489,409
Loans, net	471,154	478,695	433,904	420,768	393,574
Total deposits	567,695	511,307	467,336	466,841	399,726
Other borrowings	39,880	60,757	37,446	36,809	35,790
Shareholders' equity	57,649	50,074	50,699	48,984	46,600
Book value per share (1) (4)	5.70	6.84	6.97	6.83	6.55
Equity to assets ratio	8.62%	8.00%	8.96%	8.71%	9.52%
Asset Quality Ratios					
Nonperforming loans to total loans	3.36%	3.49%	1.46%	1.82%	1.69%
Allowance for credit losses to total loans	2.30%	1.57%	1.14%	.95%	1.33%
Allowance for credit losses to nonperforming loans	68.49%	44.97%	78.10%	52.30%	78.67%
Nonperforming assets to total assets	3.42%	3.80%	1.13%	1.37%	1.38%

(1) Retroactively adjusted for a 1.1 to 1 stock split effective January 13, 2009 and also for a 2 to 1 stock split effective April 4, 2005.
(2) Net interest income divided by average earning assets.
(3) Non-interest expense divided by the sum of net interest income and non-interest income.
(4) Shareholder equity divided by shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Pacific Financial Corporation
Aberdeen, Washington

We have audited the accompanying consolidated balance sheets of **Pacific Financial Corporation and subsidiary** (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of **Pacific Financial Corporation and subsidiary** as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Portland, Oregon
March 22, 2010

Pacific Financial Corporation and Subsidiary
December 31, 2009 and 2008
Consolidated Balance Sheets

(Dollars in Thousands, Except Per Share Amounts)

	2009	2008
Assets		
Cash and due from banks	$12,836	$16,182
Interest bearing deposits in banks	35,068	582
Federal funds sold	5,000	775
Securities available for sale, at fair value (amortized cost of $54,981 and $52,930)	53,677	49,493
Securities held to maturity (fair value of $7,594 and $6,418)	7,449	6,386
Federal Home Loan Bank stock, at cost	3,182	2,170
Loans held for sale	12,389	11,486
Loans	482,246	486,318
Allowance for credit losses	11,092	7,623
Loans - net	**471,154**	**478,695**
Premises and equipment	15,914	16,631
Other real estate owned	6,665	6,810
Accrued interest receivable	2,537	2,772
Cash surrender value of life insurance	16,207	15,718
Goodwill	11,282	11,282
Other intangible assets	1,445	1,587
Other assets	13,821	5,266
Total assets	**$668,626**	**$625,835**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 86,046	$ 80,066
Savings and interest-bearing demand	229,281	213,277
Time, interest-bearing	252,368	217,964
Total deposits	**567,695**	**511,307**
Accrued interest payable	1,125	1,002
Secured borrowings	977	1,354
Short-term borrowings	4,500	23,500
Long-term borrowings	21,000	22,500
Junior subordinated debentures	13,403	13,403
Other liabilities	2,277	2,695
Total liabilities	**610,977**	**575,761**
Commitments and Contingencies (See note 13)	- -	- -
Shareholders' Equity		
Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2009 – 10,121,853 shares; 2008 – 7,317,430 shares	10,122	7,318
Additional paid-in capital	41,270	31,626
Retained earnings	7,599	13,937
Accumulated other comprehensive loss	(1,342)	(2,807)
Total shareholders' equity	**57,649**	**50,074**
Total liabilities and shareholders' equity	**$668,626**	**$625,835**

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

	2009	2008	2007
Interest and Dividend Income			
Loans	$29,800	$31,215	$37,658
Federal funds sold and deposits in banks	109	44	426
Securities available for sale:			
Taxable	1,841	1,610	1,290
Tax-exempt	745	609	528
Securities held to maturity:			
Taxable	27	38	46
Tax-exempt	298	178	181
Federal Home Loan Bank stock dividends	- -	19	7
Total interest and dividend income	**32,820**	**33,713**	**40,136**
Interest Expense			
Deposits	9,264	9,794	13,460
Short-term borrowings	26	349	329
Long-term borrowings	1,164	991	820
Secured borrowings	75	94	110
Junior subordinated debentures	538	770	914
Total interest expense	**11,067**	**11,998**	**15,633**
Net interest income	**21,753**	**21,715**	**24,503**
Provision for Credit Losses	9,944	4,791	482
Net interest income after provision for credit losses	**11,809**	**16,924**	**24,021**
Non-Interest Income			
Service charges on deposit accounts	1,649	1,577	1,494
Net gains (loss) on sale of other real estate owned	(1,418)	390	- -
Net gains from sales of loans	4,638	1,426	1,984
Net gain (loss) on sales of securities available for sale	484	(165)	(20)
Earnings on bank owned life insurance	489	607	397
Other operating income	1,183	1,222	620
Total non-interest income	**7,025**	**5,057**	**4,475**
Non-Interest Expense			
Salaries and employee benefits	13,558	12,381	12,280
Occupancy	1,560	1,565	1,336
Equipment	1,219	1,290	1,192
State taxes	436	366	436
Data processing	1,246	764	393
Professional services	702	828	541
Other real estate owned write-downs	3,689	- -	- -
Other real estate owned operating costs	507	88	- -
FDIC assessments	1,802	214	54
Other	4,972	4,095	4,147
Total non-interest expense	**29,691**	**21,591**	**20,379**
Income (loss) before income taxes	**(10,857)**	**390**	**8,117**
Income Taxes (Benefit)	(4,519)	(561)	2,086
Net income (loss)	**$(6,338)**	**$951**	**$6,031**
Earnings (Loss) Per Share			
Basic	$(0.74)	$0.13	$0.83
Diluted	$(0.74)	$0.13	$0.82
Weighted Average Shares Outstanding:			
Basic	8,539,237	7,311,611	7,239,323
Diluted	8,539,237	7,328,168	7,334,846

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Shareholders' Equity
(Dollars in Thousands, Except Per Share Amounts)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2007	**6,524,407**	**$6,524**	**$26,047**	**$16,731**	**$(318)**	**$48,984**
Comprehensive income:						
Net income	--	--	--	6,031	--	6,031
Unrealized holding gain on securities of $71 (net of tax of $25)	--	--	--	--	46	46
Prior service cost at initiation of defined benefit plan	--	--	--	--	(704)	(704)
Amortization of unrecognized prior service costs and net gains/losses	--	--	--	--	98	98
Comprehensive income						**5,471**
Stock options exercised	74,026	74	775	--	--	849
Issuance of common stock	25,012	25	395	--	--	420
Common stock repurchased and retired	(16,900)	(16)	(203)			(219)
Stock compensation expense	--	--	97	--	--	97
Cash dividends declared ($0.75 per share)	--	--	--	(4,955)	--	(4,955)
Tax benefit from exercise of stock options	--	--	52	--	--	52
Balance at December 31, 2007	**6,606,545**	**$6,607**	**$27,163**	**$17,807**	**$(878)**	**$50,699**
Comprehensive loss:						
Net income	--	--	--	951	--	951
Unrealized holding loss on securities of $2,106 (net of tax of $1,084) less reclassification adjustment for net losses included in net income of $109 (net of tax of $56)	--	--	--	--	(1,997)	(1,997)
Amortization of unrecognized prior service costs and net gains/losses	--	--	--	--	68	68
Comprehensive loss						**(978)**
Stock options exercised	6,656	6	52	--	--	58
Issuance of common stock	41,672	42	524	--	--	566
Common stock repurchased and retired	(2,300)	(2)	(24)			(26)
Stock compensation expense	--	--	87	--	--	87
Cash dividends declared ($0.05 per share)	--	--	--	(333)	--	(333)
Stock dividends declared (10%)	664,857	665	3,823	(4,488)	--	--
Tax benefit from exercise of stock options	--	--	1	--	--	1
Balance at December 31, 2008	**7,317,430**	**$7,318**	**$31,626**	**$13,937**	**$(2,807)**	**$50,074**
Comprehensive loss:						
Net loss	--	--	--	(6,338)	--	(6,338)
Unrealized holding gain on securities of $1,727 (net of tax of $890) less reclassification adjustment for net gains included in net income of $319 (net of tax of $165)	--	--	--	--	1,408	1,408
Amortization of unrecognized prior service costs and net gains/losses	--	--	--	--	57	57
Comprehensive loss						**(4,873)**
Issuance of common stock	2,804,423	2,804	9,590	--	--	12,394
Stock compensation expense	--	--	54	--	--	54
Balance at December 31, 2009	**10,121,853**	**$10,122**	**$41,270**	**$7,599**	**$(1,342)**	**$57,649**

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows

(Dollars in Thousands)

	2009	2008	2007
Cash Flows from Operating Activities			
Net income (loss)	$(6,338)	$951	$6,031
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,611	1,604	1,476
Provision for credit losses	9,944	4,791	482
Deferred income taxes	(2,696)	(752)	(305)
Originations of loans held for sale	(274,264)	(96,986)	(123,406)
Proceeds from sales of loans held for sale	276,668	99,709	122,549
Net gains on sales of loans	(4,638)	(1,426)	(1,984)
(Gain) loss on sales of securities available for sale	(484)	165	20
(Gain) loss on sales of other real estate owned	1,418	(390)	- -
(Gain) loss on sale of premises and equipment	- -	(301)	18
Earnings on bank owned life insurance	(489)	(607)	(397)
(Increase) decrease in accrued interest receivable	235	393	(159)
Increase (decrease) in accrued interest payable	123	(397)	(16)
Write-down of other real estate owned	3,689	- -	- -
Increase in prepaid expenses	(4,590)	(140)	(82)
Other - net	(2,231)	(1,011)	1,211
Net cash provided by (used in) operating activities	**(2,042)**	**5,603**	**5,438**
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits in banks	(34,486)	(329)	5,226
Net (increase) decrease in federal funds sold	(4,225)	(775)	20,345
Activity in securities available for sale:			
Sales	11,072	5,208	805
Maturities, prepayments and calls	9,780	5,921	8,807
Purchases	(23,366)	(21,254)	(15,090)
Activity in securities held to maturity:			
Maturities	384	828	943
Purchases	(1,450)	(2,888)	- -
Proceeds from sales of SBA loan pools	- -	- -	1,139
Increase in loans made to customers, net of principal collections	(11,867)	(53,335)	(14,821)
Purchases of premises and equipment	(552)	(2,933)	(5,191)
Proceeds from sales of premises and equipment	- -	668	190
Proceeds from sales of other real estate owned	5,834	1,499	- -
Purchase of bank owned life insurance	- -	- -	(5,000)
Net cash used in investing activities	**(48,876)**	**(67,390)**	**(2,647)**

(continued)

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows

(concluded) (Dollars in Thousands)

	2009	2008	2007
Cash Flows from Financing Activities			
Net increase in deposits	$56,388	$43,971	$495
Net increase (decrease) in short-term borrowings	(23,500)	6,875	3,125
Decrease in secured borrowings	(377)	(64)	(488)
Proceeds from issuance of long-term borrowings	3,000	23,500	- -
Repayments of long-term borrowings	- -	(7,000)	(2,000)
Common stock issued	12,394	624	1,269
Repurchase and retirement of common stock	- -	(26)	(219)
Cash dividends paid	(333)	(4,955)	(4,893)
Net cash provided by (used in) financing activities	**47,572**	**62,925**	**(2,711)**
Net change in cash and due from banks	**(3,346)**	**1,138**	**80**
Cash and Due from Banks			
Beginning of year	16,182	15,044	14,964
End of year	**$12,836**	**$16,182**	**$15,044**
Supplemental Disclosures of Cash Flow Information			
Interest paid	$10,944	$12,395	$15,649
Income taxes paid	183	1,091	2,297
Supplemental Disclosures of Non-Cash Investing Activities			
Fair value adjustment of securities available for sale, net of tax	$1,408	$(1,997)	$46
Transfer of securities held to maturity to available for sale	- -	- -	825
Transfer of loans held for sale to loans held for investment	1,408	4,259	- -
Other real estate owned acquired in settlement of loans	(11,252)	(7,919)	- -
Financed sale of other real estate owned	456	- -	- -
Reclass of long-term borrowings to short-term borrowings	4,500	6,500	- -

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company), and its wholly owned subsidiary, Bank of the Pacific (the Bank), after elimination of intercompany transactions and balances. The Company has two wholly owned subsidiaries, PFC Statutory Trust I and II (the Trusts), which do not meet the criteria for consolidation, and therefore, are not consolidated in the Company's financial statements. The Company was incorporated in the State of Washington on February 12, 1997, pursuant to a holding company reorganization of the Bank.

Nature of Operations

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates 16 branches located in Grays Harbor, Pacific, Skagit, Whatcom and Wahkiakum Counties in western Washington and one in Clatsop County, Oregon. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington and the north coast of Oregon.

In 2006, the Bank completed a deposit transfer and assumption transaction with an Oregon-based bank for a $1,268 premium. In connection with completion of the transaction, the Oregon Department of Consumer and Business Services issued a Certificate of Authority to the Bank authorizing it to conduct a banking business in the State of Oregon. The premium, and the resultant right to conduct business in Oregon, has been recorded as an indefinite-lived intangible asset.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the valuation of deferred tax assets, the valuation of investments, and the evaluation of goodwill and investments for impairment.

Certain prior year amounts for FDIC assessments and other real estate owned write-downs and operating costs have been reclassified as their own financial statement line item to conform to the 2009 presentation with no change to net income or shareholders' equity previously reported.

Management has evaluated events and transactions that occurred after the balance sheet date of December 31, 2009, and do not believe there are any material subsequent events other than those disclosed that require further disclosure.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

Stock Dividend

On December 31, 2008, the Company declared a 1.1 to 1 stock split in the form of a 10% stock dividend, payable to shareholders on January 13, 2009. Each shareholder of record received one additional share for every ten shares owned. All per share amounts (including stock options) in the consolidated financial statements and accompanying notes were restated to reflect the split.

Securities Available for Sale

Securities available for sale consist of debt securities, marketable equity securities and mutual funds that the Company intends to hold for an indefinite period, but not necessarily to maturity. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive loss." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity. For mortgage-backed securities, actual maturity may differ from contractual maturity due to principal payments and amortization of premiums and accretion of discounts may vary due to prepayment speed assumptions.

Securities Held to Maturity

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held to maturity and available for sale that are deemed to be other than temporary are reflected in earnings when identified. Management evaluates individual securities for other than temporary impairment ("OTTI") on a quarterly basis. In accordance with accounting guidance, OTTI is separated into a credit and noncredit component. Noncredit component losses are recorded in other comprehensive (loss) when the Company a) does not intend to sell the security or b) is not more likely than not it will be required to sell the security prior to the security's anticipated recovery. Credit component losses are reported in non-interest income.

Federal Home Loan Bank Stock

The Company's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value. The Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances.

The Company views its investment in the FHLB stock as a long-term investment. As of December 31, 2009, the FHLB of Seattle reported that it had met all of its regulatory capital requirements, but remained classified as "under capitalized" by its regulator, the Federal Housing Finance Agency. The FHLB will not pay a dividend or repurchase capital stock while it is deemed under capitalized. While the FHLB was classified as undercapitalized as of December 31, 2009, the Company does not believe that its investment in the FHLB is impaired. However, this estimate could change in the near term if: 1) significant other-than-temporary losses

Note 1 - Summary of Significant Accounting Policies *(continued)*

are incurred on the FHLB's mortgage-backed securities causing a significant decline in its regulatory capital status; 2) the economic losses resulting from credit deterioration on the FHLB's mortgage-backed securities increases significantly; or 3) capital preservation strategies being utilized by the FHLB become ineffective.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. Net unrealized losses are recognized through a valuation allowance established by charges to income. Loans held for sale that are unable to be sold in the secondary market are transferred to loans receivable when identified.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment of yield over the contractual life of the related loans using the effective interest method.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they come due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Allowance for Credit Losses

The allowance for credit losses is established as probable losses are estimated to have occurred through a provision for credit losses charged to earnings. Losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of underlying collateral and prevailing economic conditions. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and impaired allowances. The formula portion of the general credit loss allowance is established by applying a loss percentage factor to the different loan types based on historical loss experience adjusted for qualitative factors.

Note 1 - Summary of Significant Accounting Policies *(continued)*

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into considerations all of the circumstances surrounding the loan and the borrowers, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, construction and real estate loans by either the present value of the expected future cashflows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral less estimated selling costs if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. When the measurement of an impaired loan is less than the book value of the loan, impairment is recognized by adjusting the allowance for credit losses. Uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all subsequent cash receipts including interest payments on impaired loans are applied to reduce the principal balance.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 39 years. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned ("OREO") is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that write-downs to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties, are charged to operations.

Goodwill and other intangible assets

At December 31, 2009 the Company had $12,727 in goodwill and other intangible assets. Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested for impairment no less than annually. The Company has one reporting unit, the Bank, for purposes of computing goodwill. The Company performs an annual review each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. The results of the Company's annual second quarter step one test indicated that the reporting unit's fair value exceeded its carrying value and no goodwill impairment existed.

During the quarter ended December 31, 2009, based on a combination of factors, including the current economic environment and a decline in our market capitalization, we concluded that indicators exist that it is more likely than not that the fair value of the Bank has declined below its book value that required us to perform an interim goodwill impairment analysis. For the purposes of this analysis, our estimates of fair value are based on a combination of the income approach, which estimates the fair value of our reporting unit based on the future discounted cash flows, and the market approach, which estimates the fair value of our reporting unit based on comparable market prices. Based on our preliminary estimates of fair value of our reporting unit, we believe it is more likely than not that the fair value will be less than the book value requiring us to perform Step 2 of the goodwill impairment analysis. As of the date of this filing, we have not completed this Step 2 analysis due to the complexities involved in determining the implied fair value of the goodwill for the reporting unit. However, based on the work performed to date, we do not believe that an impairment loss is probable. We expect to finalize our goodwill impairment analysis during the first quarter of 2010 and the results thereof will be disclosed in the first quarter financial statements. No assurance can be given that the Company will not record an impairment loss on goodwill in the future.

Core deposit intangibles are amortized to non-interest expense using a straight line method over seven years. Net unamortized core deposit intangible totaled $177 and $319 at December 31, 2009 and 2008, respectively. Amortization expense related to core deposit intangible totaled $142 during each of the years ended December 31, 2009, 2008, and 2007. Amortization expense for the core deposit intangible for future years is estimated as follows: 2010 - $142 and 2011 - $35.

Impairment of long-lived assets

Management periodically reviews the carrying value of its long-lived assets to determine if an impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life, of which there have been none. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount.

Transfers of Financial Assets

Transfers of financial assets, including cash, investment securities, loans and loans held for sale, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through either an agreement to repurchase them before their maturity, or the ability to cause the buyer to return specific assets.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files a consolidated federal income tax return. The Bank provides for income taxes separately and remits to the Company amounts currently due in accordance with a Tax Allocation Agreement between the Company and the Bank.

In June 2006, the Financial Accounting Standards Board ("FASB") issued authoritative accounting literature that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2009, the Company had no unrecognized tax benefits. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in "Income Taxes (Benefit)" in the consolidated statements of income. There were no amounts related to interest and penalties recognized for the year ended December 31, 2009. The tax years that remain subject to examination by federal and state taxing authorities are the years ended December 31, 2008, 2007 and 2006.

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting guidance requires measurement of compensation cost for all stock based awards based on the grant date fair value and recognition of compensation cost over the service period of stock based awards. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation methodology previously utilized for options in footnote disclosures. The Company's stock compensation plans are described more fully in Note 15.

Cash Equivalents and Cash Flows

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash flows from loans, interest bearing deposits in banks, federal funds sold, short-term borrowings, secured borrowings and deposits are reported net.

The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans. Stock options excluded from the calculation of diluted earnings per share because they are antidilutive, were 820,837, 504,988 and 235,070 in 2009, 2008 and 2007, respectively. Outstanding warrants also excluded were 699,642, 0, and 0 in 2009, 2008 and 2007, respectively.

Comprehensive Income

GAAP requires that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as prior service costs and amortization of prior service costs related to defined benefit plans and unrealized gains and losses on securities available for sale, are reported within equity in other accumulated comprehensive loss in the consolidated balance sheets. Such items, along with net income, are components of comprehensive income. Gains and losses on securities available for sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Business Segment

The Company operates a single business segment. The financial information that is used by the chief operating decision maker in allocating resources and assessing performance is only provided for one reportable segment as of December 31, 2009, 2008 and 2007.

Recent Accounting Pronouncements

In March 2008, the FASB issued guidance on disclosures about derivative instruments and hedging activities, which requires enhanced disclosures to provide a better understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for, and their effect on an entity's financial position, financial performance, and cash flows. The guidance is effective for fiscal years beginning after November 15, 2008. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued the following rules to provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities.

- Interim disclosures about the fair value of financial instruments which require an entity to provide disclosures about fair values of financial instruments in interim financial statements. The guidance is effective for interim periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted the guidance as of June 30, 2009 and it did not have a material impact on the Company's consolidated financial statements.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(concluded)*

- Recognition and presentation of other-than-temporary impairments which applies to investments in debt securities for which other-than-temporary impairments may be recorded. If any entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses recorded in earnings, and 2) all other amounts recorded in other comprehensive income. The guidance is effective for interim periods ending after June 15, 2009 with early adoption permitted. The Company adopted the guidance as of June 30, 2009 and it did not have a material impact on the Company's consolidated financial statements.
- Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly which provides additional guidance for estimating fair values and on identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim periods ending after June 15, 2009 with early adoption permitted. The Company adopted the guidance as of June 30, 2009 and it did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued accounting guidance which eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. This guidance requires additional disclosures regarding an entity's involvement in a variable interest entity. It is effective for annual reporting periods beginning after November 15, 2009, and for interim periods therein. The Company does not expect the guidance to have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB issued accounting guidance on FASB accounting standards codification and the hierarchy of generally accepted accounting principles which requires the FASB accounting standards codification to become the single source of authoritative U.S. accounting and reporting standards for nongovernmental entities in addition to the guidance issued by the Securities and Exchange Commission. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. It was effective for the Company as of September 30, 2009 and adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

Note 2 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances in cash on hand and on deposit with the Federal Reserve Bank, based on a percentage of deposits. The average amount of such balances for the years ended December 31, 2009 and 2008 was approximately $747 and $673, respectively.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 3 - Securities

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair value are as follows:

Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
U.S. Government agency securities	$933	$40	$- -	$973
Obligations of states and political subdivisions	21,294	821	35	22,080
Mortgage-backed securities	27,754	277	2,407	25,624
Mutual funds	5,000	- -	- -	5,000
Total	**$54,981**	**$1,138**	**$2,442**	**$53,677**
December 31, 2008				
U.S. Government agency securities	$1,671	$88	$- -	$1,759
Obligations of states and political subdivisions	19,876	158	450	19,584
Mortgage-backed securities	30,370	330	3,495	27,205
Corporate bonds	1,013	- -	68	945
Total	**$52,930**	**$576**	**$4,013**	**$49,493**
Securities Held to Maturity				
December 31, 2009				
State and municipal securities	$6,958	$124	$- -	$7,082
Mortgage-backed securities	491	21	- -	512
Total	**$7,449**	**$145**	**$- -**	**$7,594**
December 31, 2008				
State and municipal securities	$5,750	$40	$12	$5,778
Mortgage-backed securities	636	5	1	640
Total	**$6,386**	**$45**	**$13**	**$6,418**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 3 - Securities *(continued)*

The mortgage-backed securities ("MBS") portfolio consists of $11,514 of agency MBS and $16,731 of non-agency MBS, with fair values of $11,677 and $14,459, respectively, as of December 31, 2009.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, as of December 31, 2009 and 2008 are summarized as follows:

	Less than 12 Months		More than 12 Months		Total	
December 31, 2009	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Available for Sale						
Obligations of states and political subdivisions	$1,835	$2	$2,638	$33	$4,473	$35
Mortgage-backed securities	5,938	362	7,778	2,045	13,716	2,407
Corporate bonds	- -	- -	- -	- -	- -	- -
Mutual funds	- -	- -	- -	- -	- -	- -
Total	**$7,773**	**$364**	**$10,416**	**$2,078**	**$18,189**	**$2,442**
December 31, 2008						
Available for Sale						
Obligations of states and political subdivisions	$8,756	$349	$889	$101	$9,645	$450
Mortgage-backed securities	10,522	3,006	4,302	489	14,824	3,495
Corporate bonds	945	68	- -	- -	945	68
Mutual funds	- -	- -	- -	- -	- -	- -
Total	**$20,223**	**$3,423**	**$5,191**	**$590**	**$25,414**	**$4,013**
Held to Maturity						
State and municipal securities	$378	$12	$- -	$- -	$378	$12
Mortgage-backed securities	160	1	- -	- -	160	1
Total	**$538**	**$13**	**$- -**	**$- -**	**$538**	**$13**

At December 31, 2009, there were 18 investment securities in an unrealized loss position, of which 11 were in a continuous loss position for 12 months or more. The unrealized losses on these securities were caused by changes in interest rates, widening credit spreads and market illiquidity, causing a decline in the fair value subsequent to their purchase. Management monitors published credit ratings on these securities for adverse changes, and, for MBS, monitors expected future cash flows to determine whether any loss in principal is anticipated. The Company has evaluated the securities shown above and anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment. Based on management's evaluation and because the Company does not have the intent to

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 3 - Securities *(concluded)*

sell these securities and it is not more likely than not that it will have to sell the securities before recovery of cost basis, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The Company did not engage in originating subprime mortgage loans and it does not believe that it has exposure to subprime mortgage loans or subprime mortgage backed securities. Additionally, the Company does not have any investment in or exposure to collateralized debt obligations or structured investment vehicles.

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2009 are shown below. Investments in mortgage-backed securities are shown separately as maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations, with or without call or prepayment penalties. Investments in mutual funds are shown separately due to the short-term nature of the investments and because mutual funds do not have a stated maturity date.

	Held to Maturity		**Available for Sale**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	$718	$718	$696	$712
Due from one year to five years	415	451	7,687	8,001
Due from five to ten years	594	638	4,333	4,549
Due after ten years	5,231	5,275	9,511	9,791
Mortgage-backed securities	491	512	27,754	25,624
Mutual funds	- -	- -	5,000	5,000
Total	**$7,449**	**$7,594**	**$54,981**	**$53,677**

Gross gains realized on sales of securities were $484, $12 and $0 and gross losses realized were $0, $177 and $20 in 2009, 2008 and 2007, respectively. In 2007, the Bank transferred $825 in municipal bonds from held to maturity to available for sale as a result of significant deterioration in the credit quality of the bond issuer. The bonds were subsequently sold and the Bank realized a loss on sale of $20.

Securities carried at approximately $37,242 at December 31, 2009 and $27,668 at December 31, 2008 were pledged to secure public deposits, commercial deposits, and for other purposes required or permitted by law.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 - Loans

Loans (including loans held for sale) at December 31 consist of the following:

	2009	**2008**
Commercial and agricultural	$93,125	$91,888
Real estate:		
Construction, land development and other land loans	64,812	100,725
Residential 1-4 family	91,821	82,468
Multi-family	8,605	7,860
Commercial real estate – owner occupied	105,663	88,056
Commercial real estate – non owner occupied	99,521	100,388
Farmland	22,824	18,092
Consumer	9,145	9,252
	495,516	**498,729**
Less unearned income	(881)	(925)
Total	**$494,635**	**$497,804**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2009	**2008**	**2007**
Balance at beginning of year	$7,623	$5,007	$4,033
Provision for credit losses	9,944	4,791	482
Charge-offs	(6,524)	(2,226)	(151)
Recoveries	49	51	643
Net (charge-offs) recoveries	**(6,475)**	**(2,175)**	**492**
Balance at end of year	**$11,092**	**$7,623**	**$5,007**

Following is a summary of information pertaining to impaired loans:

	2009	**2008**	**2007**
December 31			
Impaired loans without a valuation allowance	$22,776	$21,655	$3,379
Impaired loans with a valuation allowance	2,962	462	3,052
Total impaired loans	**$25,738**	**$22,117**	**$6,431**
Valuation allowance related to impaired loans	**$638**	**$118**	**$72**
Years Ended December 31			
Average investment in impaired loans	$28,725	$16,915	$2,938
Interest income recognized on a cash basis on impaired loans	444	34	457

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 – Loans *(concluded)*

At December 31, 2009, there were no commitments to lend additional funds to borrowers whose loans have been modified. Loans 90 days and over past due and still accruing interest at December 31, 2009 and 2008 were $547 and $2,274, respectively, and were made up entirely of loans fully guaranteed by the United States Department of Agriculture or Small Business Administration.

Certain related parties of the Company, principally directors and their affiliates, were loan customers of the Bank in the ordinary course of business during 2009 and 2008. Total related party loans outstanding at December 31, 2009 and 2008 to executive officers and directors were $1,579 and $1,146, respectively. During 2009 and 2008, new loans of $742 and $676, respectively, were made, and repayments totaled $309 and $753, respectively. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties. No loans to related parties were on non-accrual, past due or restructured at December 31, 2009.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2009	2008
Land and premises	$17,518	$16,546
Equipment, furniture and fixtures	7,192	7,585
Construction in progress	57	835
	24,767	**24,966**
Less accumulated depreciation and amortization	8,853	8,335
Total premises and equipment	**$15,914**	**$16,631**

Depreciation expense was $1,188, $1,152, and $975 for 2009, 2008 and 2007, respectively. The Bank leases premises under operating leases. Rental expense of leased premises was $370, $369 and $426 for 2009, 2008 and 2007, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancelable operating leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2010	$229
2011	126
2012	63
2013	54
2014	45
Total minimum payments required	**$517**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 6 - Other Real Estate Owned

The following table presents the activity related to OREO for the years ended December 31:

	2009	2008
Balance at beginning of year	$6,810	$- -
Additions	11,252	7,919
Dispositions	(7,708)	(1,109)
Fair value write-downs	(3,689)	- -
Balance at end of year	**$6,665**	**$6,810**

At December 31, 2009, OREO consisted of 15 properties as follows: 8 land acquisition and development properties totaling $3,728; 2 residential construction properties totaling $1,122; 4 commercial real estate properties totaling $1,595; and 1 residential real estate property totaling $220. Net gains and (losses) on sales of OREO totaled $(1,418), $390 and $0 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 7 - Deposits

The composition of deposits at December 31 is as follows:

	2009	2008
Demand deposits, non-interest bearing	$86,046	$80,066
NOW and money market accounts	178,228	161,329
Savings deposits	51,053	51,948
Time certificates, $100,000 or more	171,615	143,991
Other time certificates	80,753	73,973
Total	**$567,695**	**$511,307**

Scheduled maturities of time certificates of deposit are as follows for future years ending December 31:

2010	$184,745
2011	47,613
2012	10,231
2013	4,427
2014	5,352
Total	**$252,368**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 8 - Borrowings

Long-term borrowings at December 31, 2009 and 2008 represent advances from the Federal Home Loan Bank of Seattle. Advances at December 31, 2009 bear interest at 2.94% to 4.12% and mature in various years as follows: 2011 - $10,500; 2012 - $5,000 and 2013 - $5,500. The Bank has pledged $129,487 of loans as collateral for these borrowings at December 31, 2009.

Secured borrowings at December 31, 2009 and 2008 represent borrowings collateralized by participation interests in loans originated by the Bank. These borrowings are repaid as payments (normally monthly) are made on the underlying loans, bearing interest ranging from 6.38% to 7.00%. Original maturities range from January 2011 to May 2012.

Short-term borrowings represent federal funds purchased that generally mature within one to four days from the transaction date and term borrowings with scheduled maturity dates within one year. The following is a summary of short-term borrowings for the years ended:

	2009	**2008**
Amount outstanding at end of year	$4,500	$23,500
Weighted average interest rate at December 31	3.77%	2.37%
Maximum month-end balance during the year	24,000	34,290
Average balance during the year	3,107	13,398
Average interest rate during the year	.84%	2.61%

Note 9 - Junior Subordinated Debentures

At December 31, 2009, two wholly-owned subsidiary grantor trusts established by the Company had outstanding $13,000 of pooled Trust Preferred Securities ("trust preferred securities"). Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts used the net proceeds from the offering of trust preferred securities to purchase a like amount of Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Debentures and the related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole or in part on or after specified dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

The following table is a summary of the trust preferred securities and debentures at December 31, 2009:

Issuance Trust	**Issuance Date**	**Preferred Security**	**Rate Type**	**Initial Rate**	**Rate at 12/31/09**	**Maturity Date**
PFC Statutory Trust I	12/2005	$5,000	Fixed (1)	6.39%	6.39%	3/2036
PFC Statutory Trust II	6/2006	$8,000	Variable (2)	7.02%	1.88%	7/2036

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 9 - Junior Subordinated Debentures *(concluded)*

(1) Fixed rate until March 15, 2011, at which time becomes a variable rate, adjusted quarterly, equal to 145 basis points over the three month London Interbank Offered Rate ("LIBOR") rate.
(2) The variable rate preferred securities reprice quarterly based on the three month LIBOR rate.

The Company has the right to redeem the debentures issued in the December 2005 offering in March 2011, and the June 2006 offering in July 2011.

The Debentures issued by the Company to the grantor trusts totaling $13,000 are reflected in the consolidated balance sheet in the liabilities section under the caption "junior subordinated debentures." The Company records interest expense on the corresponding junior subordinated debentures in the consolidated statements of income. The Company recorded $403 in the consolidated balance sheet at December 31, 2009 and 2008, respectively, for the common capital securities issued by the issuer trusts.

During the second quarter of 2009, the Company elected to exercise the right to defer interest payments on its junior subordinated debentures associated with its pooled trust preferred securities. Under the terms of the indentures, the Company has the right to defer interest payments for up to twenty consecutive quarterly periods without going into default. During the period of deferral, the principal balance and unpaid interest will continue to bear interest as set forth in the indenture. In addition, the Company will not be permitted to pay any dividends or distributions on, or redeem or make a liquidation payment with respect to, any of the Company's common stock during the deferral period. As of December 31, 2009, deferred interest totaled $403 and is included as a component of accrued interest payable on the balance sheet.

Note 10 - Income Taxes

Income taxes for the years ended December 31 is as follows:

	2009	2008	2007
Current	$(1,823)	$191	$2,391
Deferred	(2,696)	(752)	(305)
Total income taxes (benefit)	**$(4,519)**	**$(561)**	**$2,086**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 10 - Income Taxes *(concluded)*

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2009	2008
Deferred Tax Assets		
Allowance for credit losses	$3,815	$2,521
Deferred compensation	124	136
Supplemental executive retirement plan	478	341
Unrealized loss on securities available for sale	444	1,169
Loan fees/costs	262	274
OREO write-downs	794	- -
Low income housing credit carry-forward	217	- -
AMT credit carry-forward	127	- -
Other	123	145
Total deferred tax assets	**6,384**	**4,586**
Deferred Tax Liabilities		
Depreciation	$181	$251
Loan fees/costs	2,283	2,447
Core deposit intangible	61	109
Prepaid expenses	134	93
FHLB dividends	143	141
Other	271	205
Total deferred tax liabilities	**3,073**	**3,246**
Net deferred tax assets	**$3,311**	**$1,340**

Net deferred tax assets are recorded in other assets and net deferred tax liabilities are recorded in other liabilities in the consolidated financial statements.

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

	2009 Amount	Percent of Pre-tax Income	2008 Amount	Percent of Pre-tax Income	2007 Amount	Percent Pre-tax Income
Income (loss) tax at statutory rate	$(3,800)	(35.0)%	$137	35.0%	$2,841	35.0%
Adjustments resulting from:						
Tax-exempt income	(505)	(4.7)	(371)	(95.1)	(316)	(3.9)
Net earnings on life insurance policies	(184)	(1.7)	(199)	(51.0)	(139)	(1.7)
Other	(30)	(0.2)	(128)	(32.8)	(300)	(3.7)
Total income tax expense (benefit)	**$(4,519)**	**(41.6)%**	**$(561)**	**(143.8)%**	**$2,086**	**25.7%**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 11 - Employee Benefits

Incentive Compensation Plan

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $73, $66, and $943 in 2009, 2008 and 2007, respectively.

401(k) Plans

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $36, $279 and $398 for 2009, 2008 and 2007, respectively.

Director and Employee Deferred Compensation Plans

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently two participants in the plans. Total deferrals plus earnings were $35, $75 and $145 at December 31, 2009, 2008 and 2007, respectively. There is no ongoing expense to the Company for this plan.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors - one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $3,462 and $3,346 at December 31, 2009 and 2008, respectively. In 2009, 2008 and 2007, the net benefit recorded from these plans, including the cost of the related life insurance, was $362, $353 and $371, respectively. Both of these plans were fully funded and frozen as of September 30, 2001. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump-sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age. The liability associated with these plans totaled $324 and $325 at December 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 11 - Employee Benefits *(continued)*

Executive Long-Term Compensation Agreements

During 2008, the Company issued executive long-term compensation agreements to selected employees that provide incentive for those covered employees to remain employed with the Company for a defined period of time. The cost of this plan was $55 and $54 in 2009 and 2008, respectively.

Supplemental Executive Retirement Plan

Effective January 1, 2007, the Company adopted a non-qualified Supplemental Executive Retirement Plan (SERP) that provides retirement benefits to its executive officers. The SERP is unsecured and unfunded and there are no plan assets. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. The benefit is generally based on average earnings, years of service and age at retirement. At the inception of the SERP, the Company recorded a prior service cost to accumulated other comprehensive income of $704. The Company has purchased bank owned life insurance covering all participants in the SERP. The cash surrender value of these policies totaled $5,342 and $5,229 at December 31, 2009 and 2008, respectively.

The following table sets forth the net periodic pension cost and obligation assumptions used in the measurement of the benefit obligation for the years ended December 31:

	2009	2008	2007
Net periodic pension cost:			
Service Cost	$173	$93	$91
Interest Cost	98	48	41
Amortization of prior service cost	130	70	70
Amortization of net (gain)/loss	(10)	(2)	- -
Net periodic pension cost	**$391**	**$209**	**$202**
Weighted average assumptions:			
Discount rate	6.67%	6.38%	5.94%
Rate of compensation increases	0.00	3.00	5.00

The following table sets forth the change in benefit obligation at December 31:

	2009	2008
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$949	$808
Service cost	173	93
Interest cost	98	48
Actuarial gain	62	- -
Benefit obligation at end of year	**$1,282**	**$949**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 11 - Employee Benefits *(concluded)*

Amounts recognized in accumulated other comprehensive loss at December 31 are as follows:

	2009	2008
Net gain	$(152)	$(25)
Prior service cost	633	564
Total recognized in accumulative other comprehensive loss	**$481**	**$538**

The following table summarizes the projected and accumulated benefit obligations at December 31:

	2009	2008
Projected benefit obligation	$1,282	$949
Accumulated benefit obligation	1,282	765

Estimated future benefit payments as of December 31, 2009 are as follows:

2010 – 2014	$0
2015 – 2018	792

Note 12 – Dividend Reinvestment Plan

In November 2005, the Company instituted a dividend reinvestment plan which allows for all or part of cash dividends to be reinvested in shares of Company common stock based upon participant elections. Under the plan, 1,100,000 shares are authorized for dividend reinvestment, of which 89,771 shares have been issued through December 31, 2009.

Note 13 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2009	2008
Commitments to extend credit	$71,435	$101,459
Standby letters of credit	1,164	1,519

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 13 - Commitments and Contingencies *(concluded)*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party.

Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

The Bank has agreements with commercial banks for lines of credit totaling $11,750, of which none was used at December 31, 2009. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 20% of assets, $25,500 of which was used at December 31, 2009. These borrowings are collateralized under blanket pledge and custody agreements. The Bank also has a borrowing arrangement with the Federal Reserve Bank under the Borrower-in-Custody program. Under this program, the Bank has an available credit facility of $30,859, subject to pledged collateral. As of December 31, 2009, loans carried at $67,419 were pledged as collateral to the Federal Reserve Bank.

The Company is currently not party to any material pending litigation. However, because of the nature of its activities, the Company is subject to various pending and threatened legal actions which may arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial condition, results of operations or cash flows of the Company.

Note 14 - Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers and governmental entities located in the state of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $7,500.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 15 - Stock Options

The Company's 2000 stock incentive plan provides for granting incentive stock options, as defined under current tax laws, to key personnel. The plan also provides for non-qualified stock options and other types of stock based awards. The plan authorizes the issuance of up to a total of 1,100,000 shares (131,155 shares are available for grant at December 31, 2009). Under the plan, options either become exercisable ratably over five years or vest fully five years from the date of grant. Under the plan, the Company may grant up to 150,000 options for its common stock to a single individual in a calendar year.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based awards based on assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's common shares. The expected term of stock options granted is based on the simplified method, which is the simple average between contractual term and vesting period. The risk-free rate is based on the expected term of stock options and the applicable U.S. Treasury yield in effect at the time of grant.

Grant period ended	Expected Life	Risk Free Interest Rate	Expected Volatility	Dividend Yield	Average Fair Value
December 31, 2009	6.5 years	2.90%	18.69%	1.20%	$0.24
December 31, 2008	6.5 years	3.75%	16.19%	6.05%	$0.83
December 31, 2007	6.5 years	4.59%	15.66%	4.92%	$1.54

A summary of the status of the Company's stock option plans as of December 31, 2009, 2008 and 2007, and changes during the years ending on those dates, is presented below:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	684,527	$12.58	689,868	$12.55	769,702	$12.45
Granted	213,750	7.00	8,250	11.27	106,975	13.93
Exercised	- -	- -	(7,321)	7.93	(81,429)	10.43
Expired	(35,310)	12.27	- -	- -	(1,870)	5.35
Forfeited	(42,130)	13.76	(6,270)	12.42	(103,510)	15.09
Outstanding at end of year	**820,837**	**$11.08**	**684,527**	**$12.58**	**689,868**	**$12.55**
Exercisable at end of year	**529,922**	**$12.35**	**557,587**	**$12.32**	**495,985**	**$12.24**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 15 - Stock Options *(concluded)*

A summary of the status of the Company's nonvested options as of December 31, 2009 and 2008 and changes during the period then ended are presented below:

	2009		2008	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Non-vested beginning of period	126,940	$1.62	193,884	$1.80
Granted	213,750	0.24	8,250	0.83
Vested	(30,635)	1.74	(73,984)	2.02
Forfeited	(19,140)	1.50	(1,210)	1.85
Non-vested end of period	**290,915**	**$0.60**	**126,940**	**$1.62**

The following information summarizes information about stock options outstanding and exercisable at December 31, 2009:

	Options Outstanding			Options Exercisable		
Range of exercise prices	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average remaining contractual life (years)	Weighted average exercise price
0.00 – 11.10	476,867	5.2	$8.79	263,117	1.5	$10.25
11.11 – 12.49	47,300	6.0	11.77	28,380	4.8	11.64
12.50 – 14.74	163,075	5.9	14.22	109,670	5.4	14.26
14.75 – 16.00	133,595	5.0	15.18	128,755	4.9	15.18
	820,837	**5.4**	**$11.08**	**529,922**	**3.3**	**$12.35**

The aggregate intrinsic value of all options outstanding at December 31, 2009 and 2008 was $0 and $0, respectively. The aggregate intrinsic value of all options that were exercisable at December 31, 2009 and 2008 was $0 and $0, respectively. There were no options exercised during 2009. The total intrinsic value of stock options exercised was $29 for 2008. Cash received from the exercise of stock options during 2008 totaled $58. Stock based compensation recognized in 2009 and 2008 was $54 ($36 net of tax) and $87 ($57 net of tax), respectively. Future compensation expense for unvested awards outstanding as of December 31, 2009 is estimated to be $98 recognized over a weighted average period of 2.0 years.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 16 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2009, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are presented in the table below. Management believes, as of December 31, 2009, the Company and the Bank meet all capital requirements to which they are subject.

	Actual		Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2009						
Tier 1 capital (to average assets):						
Company	$59,263	9.06%	$26,170	4.00%	NA	NA
Bank	59,055	9.03	26,148	4.00	$32,685	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	59,263	11.84	20,022	4.00	NA	NA
Bank	59,055	11.81	20,009	4.00	30,014	6.00
Total capital (to risk-weighted assets):						
Company	65,579	13.10	40,043	8.00	NA	NA
Bank	65,368	13.07	40,018	8.00	50,023	10.00

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 16 - Regulatory Matters *(concluded)*

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2008						
Tier 1 capital (to average assets):						
Company	$53,011	8.87%	$23,905	4.00%	NA	NA
Bank	52,181	8.75	23,858	4.00	29,823	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	53,011	10.54	20,117	4.00	NA	NA
Bank	52,181	10.40	20,068	4.00	30,106	6.00
Total capital (to risk-weighted assets):						
Company	59,315	11.79	40,233	8.00	NA	NA
Bank	58,470	11.65	40,137	8.00	50,177	10.00

The Company and the Bank are subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

Note 17 - Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash, Interest Bearing Deposits at Other Financial Institutions, and Federal Funds Sold
The carrying amounts of cash, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair value.

Securities Available for Sale and Held to Maturity
Fair values for securities are based on quoted market prices.

Loans, net and Loans Held for Sale
The fair value of loans is estimated based on comparable market statistics for loans with similar credit ratings. An additional liquidity discount is also incorporated to more closely align the fair value with observed market prices. Fair value of loans held for sale is based on a discounted cash flow calculation using interest rates currently available on similar loans. The fair value was determined based on an aggregate loan basis.

Deposit Liabilities
The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 17 - Fair Value of Financial Instruments *(continued)*

Secured borrowings
For variable rate secured borrowings that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.

Short-Term Borrowings
The fair value of the Company's short-term borrowings is estimated using discounted cash flow analysis based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Borrowings
The fair value of the Company's long-term borrowings is estimated using discounted cash flow analysis based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Junior Subordinated Debentures
The fair value of the junior subordinated debentures and trust preferred securities is estimated using discounted cash flow analysis based on interest rates currently available for junior subordinated debentures.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Company's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Company has determined they do not have a material fair value.

The estimated fair value of the Company's financial instruments at December 31 are as follows:

	2009 Carrying Amount	Fair Value	2008 Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, interest-bearing deposits in banks, and federal funds sold	$52,904	$52,904	$17,539	$17,539
Securities available for sale	53,677	53,677	49,493	49,493
Securities held to maturity	7,449	7,594	6,386	6,418
Loans held for sale	12,389	12,389	11,486	11,752
Loans, net	471,154	397,151	478,695	440,597
Financial Liabilities				
Deposits	$567,695	$569,391	$511,307	$512,926
Short-term borrowings	4,500	4,601	23,500	23,779
Long-term borrowings	21,000	21,554	22,500	23,033
Junior subordinated debentures	13,403	6,412	13,403	7,113
Secured borrowings	977	977	1,354	1,354

Note 17 - Fair Value of Financial Instruments *(continued)*

Effective January 1, 2008, the Company adopted accounting guidance on fair value measurements, which established a hierarchy for measuring fair value that is intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Valuations based on quoted prices in active exchange markets for identical assets or liabilities; also includes certain corporate debt securities and mutual funds actively traded in over-the-counter markets.

Level 2 – Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model –derived valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services. This category generally includes certain U.S. Government, agency and non-agency securities, state and municipal securities, mortgage-backed securities, corporate debt securities, and residential mortgage loans held for sale.

Level 3 – Valuations based on unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, yield curves and similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities, but in all cases are corroborated by external data, which may include third-party pricing services.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 17 - Fair Value of Financial Instruments *(continued)*

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and December 31, 2008:

December 31, 2009	Readily Available Market Prices Level 1	Observable Market Prices Level 2	Significant Unobservable Inputs Level 3	Total
Securities available-for-sale				
U.S. Government securities	$- -	$973	$- -	$973
State and municipal securities	- -	20,487	1,593	22,080
Mortgage-backed securities	- -	25,624	- -	25,624
Mutual funds	5,000	- -	- -	5,000
Total	**$5,000**	**$47,084**	**$1,593**	**$53,677**
December 31, 2008				
Securities available-for-sale				
U.S. Government securities	$- -	$1,759	$- -	$1,759
State and municipal securities	- -	19,584	- -	19,584
Mortgage-backed securities	- -	27,205	- -	27,205
Corporate securities	- -	945	- -	945
Total	**$ - -**	**$49,493**	**$ - -**	**$49,493**

The following table presents a reconciliation of assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009.

Balance beginning of year	$- -
Transfers in to Level 3	1,593
Balance end of year	**$1,593**

There were no transfers of assets in to Level 3 for the year ended December 31, 2008. The Company uses a third party pricing service to assist the Company in determining the fair value of the investment portfolio.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 17 - Fair Value of Financial Instruments *(concluded)*

Certain assets and liabilities are measured at fair value on a nonrecurring basis after initial recognition such as loans measured for impairment and OREO. The following methods were used to estimate the fair value of each such class of financial instrument:

Loans held for sale – Loans held for sale are carried at the lower of cost or market. Loans held for sale are measured at fair value based on a discounted cash flow calculation using interest rates currently available on similar loans. The fair value was determined based on a aggregated loan basis. When a loan is sold, the gain is recognized in the consolidated statement of income as the proceeds less the book value of the loan including unamortized fees and capitalized direct costs.

Impaired loans – A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principle) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows or by the fair market value of the collateral if the loan is collateral dependent.

Other real estate owned – OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals in determining the fair value of particular properties. Any write-downs based on the property fair value less estimated costs to sell at the date of acquisition are charged to the allowance for credit losses. Management periodically reviews OREO in an effort to ensure the property is carried at the lower of its new basis or fair value, net of estimated costs to sell. Any additional write-downs based on re-evaluation of the property fair value are charged to non-interest expense.

The following table presents the Company's financial assets that were accounted for at fair value on a nonrecurring basis at December 31, 2009 and 2008:

	Readily Available Market Prices Level 1	Observable Market Prices Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2009				
Loans held for sale	$- -	$12,389	$- -	$12,389
Impaired loans	$- -	$- -	$7,987	$7,987
OREO	$- -	$- -	$7,285	$7,285
December 31, 2008				
Impaired loans	$- -	$- -	$9,532	$9,532
OREO	$- -	$- -	$6,810	$6,810

Other real estate owned with a carrying amount of $12,825 was acquired during the year ended December 31, 2009. Upon foreclosure, these assets were written down $1,566 to their fair value, less estimated costs to sell, which was charged to the allowance for credit losses during the period.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 18 - Earnings (Loss) Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings (loss) per share for the years indicated.

	Net Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2009			
Basic earnings (loss) per share:	$(6,338)	8,539,237	$(0.74)
Effect of dilutive securities:	- -	- -	- -
Diluted earnings (loss) per share:	**$(6,338)**	**8,539,237**	**$(0.74)**
Year Ended December 31, 2008			
Basic earnings per share:	$951	7,311,611	$0.13
Effect of dilutive securities:	- -	16,557	- -
Diluted earnings per share:	**$951**	**7,328,168**	**$0.13**
Year Ended December 31, 2007			
Basic earnings per share:	$6,031	7,239,323	$0.83
Effect of dilutive securities:	- -	95,523	(0.01)
Diluted earnings per share:	**$6,031**	**7,334,846**	**$0.82**

The number of shares shown for "options" is the number of incremental shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 19 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31,

	2009	2008
Assets		
Cash	$705	$513
Investment in the Bank	70,441	62,244
Due from the Bank	- -	785
Other assets	415	407
Total assets	**$71,561**	**$63,949**
Liabilities and Shareholders' Equity		
Dividends payable	$- -	$333
Junior subordinated debentures	13,403	13,403
Due to the Bank	106	- -
Other liabilities	403	139
Shareholders' equity	57,649	50,074
Total liabilities and shareholders' equity	**$71,561**	**$63,949**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 19 - Condensed Financial Information - Parent Company Only *(continued)*

Condensed Statements of Income - Years Ended December 31,

	2009	**2008**	**2007**
Dividend Income from the Bank	$ - -	$ 900	$4,700
Other Income	17	27	27
Total Income	**17**	**927**	**4,727**
Expenses	(835)	(1,066)	(1,236)
Income (loss) before income tax benefit	**(818)**	**(139)**	**3,491**
Income Tax Benefit	- -	- -	- -
Income (loss) before equity in undistributed income of the Bank	**(818)**	**(139)**	**3,491**
Equity in Undistributed Income of the Bank	(5,520)	1,090	2,540
Net income (loss)	**$(6,338)**	**$951**	**$6,031**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 19 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31,

	2009	2008	2007
Operating Activities			
Net income (loss)	$(6,338)	$951	$6,031
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiary	5,520	(1,090)	(2,540)
Net change in other assets	777	(4)	- -
Net change in other liabilities	370	(3)	1
Other - net	54	87	97
Net cash provided by (used in) operating activities	**383**	**(59)**	**3,589**
Financing Activities			
Proceeds from junior subordinated debentures	- -	- -	- -
Common stock issued	12,394	624	1,269
Repurchase and retirement of common stock	- -	(26)	(219)
Dividends paid	(12,585)	(4,955)	(4,893)
Net cash used in financing activities	**(191)**	**(4,357)**	**(3,843)**
Net increase (decrease) in cash	**192**	**(4,416)**	**(254)**
Cash			
Beginning of year	513	4,929	5,183
End of year	**$705**	**$513**	**$4,929**

Note 20 - Securities Offering

On August 27, 2009, the Company completed the private sale of 2,798,582 shares of common stock, together with warrants to purchase 699,642 additional shares for total proceeds of $12,356 net of issuance costs. Warrants issued in the transaction have a five-year term, an exercise price of $6.50 per share, and are exercisable in whole or in part at any time upon written notice of exercise. All warrants include a cashless exercise feature.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2009				
Interest income	$8,284	$8,194	$8,302	$8,040
Interest expense	2,816	3,044	2,762	2,445
Net interest income	**5,468**	**5,150**	**5,540**	**5,595**
Provision for credit losses	1,787	3,587	3,170	1,400
Non-interest income	2,275	2,254	1,988	508
Non-interest expenses	6,622	8,130	7,069	7,870
Income (loss) before income taxes	**(666)**	**(4,313)**	**(2,711)**	**(3,167)**
Income taxes (benefit)	(352)	(2,048)	(952)	(1,167)
Net income (loss)	**$(314)**	**$(2,265)**	**$(1,759)**	**$(2,000)**
Earnings (loss) per common share:				
Basic	$(.04)	$(.31)	$(.19)	$(.20)
Diluted	(.04)	(.31)	(.19)	(.20)
Year Ended December 31, 2008				
Interest income	$8,937	$8,279	$8,460	$8,037
Interest expense	3,492	2,777	2,784	2,945
Net interest income	**5,445**	**5,502**	**5,676**	**5,092**
Provision for credit losses	126	2,228	600	1,837
Non-interest income	1,210	1,292	896	1,659
Non-interest expenses	5,157	5,505	5,371	5,558
Income (loss) before income taxes	**1,372**	**(939)**	**601**	**(644)**
Income taxes (benefit)	324	(266)	14	(633)
Net income (loss)	**$1,048**	**$(673)**	**$587**	**$(11)**
Earnings (loss) per common share:				
Basic	$.15	$(.09)	$.08	$(.01)
Diluted	.15	(.09)	.08	(.01)

Cash Flow Statement Restatement – Subsequent to the issuance of the unaudited condensed consolidated financial statements for the quarter and nine months ended September 30, 2009, the Company discovered errors in its unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2009 which resulted from including a non-cash transfer of loans from loans held for sale to loans held for investment as a cash transaction impacting operating and investing activities. The errors will be corrected prospectively when the Company files its Form 10-Q for the quarter and nine months ending September 30, 2010. The corrections result in an increase in origination of loans held for sale and a decrease in net cash provided by operating activities of $943; and a decrease in loans made to customers, net of principal collections and a decrease in net cash used in investing activities of $943. The corrections to the unaudited Condensed Consolidated Statements of Cash Flows do not affect the Company's unaudited Condensed Consolidated Balance Sheets, unaudited Condensed Consolidated Statements of Income, cash and cash equivalents, or earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Pacific's audited consolidated financial statements and related notes appearing elsewhere in this report. In addition, please refer to Pacific's forward-looking statement disclosure included elsewhere in this report.

EXECUTIVE OVERVIEW

The following are important factors in understanding the Company financial condition and liquidity:

- Total assets at December 31, 2009 increased by $42,791,000, or 6.8%, to $668,626,000 compared to $625,835,000 at the end of 2008. Growth in interest bearing deposits in banks, federal funds sold and investments available-for-sale were the primary contributors to overall asset growth.
- The Bank remains well capitalized with a total risk-based capital ratio of 13.07% at December 31, 2009, compared to 11.65% at December 31, 2008. During 2009, the Company raised capital by issuing common shares and warrants in connection with a private offering, with proceeds to the Company of $12,356,000, further strengthening its capital ratios. See Footnote 20 to the condensed consolidated financial statements included in Item 15 of this report for further information.
- Non-performing assets decreased slightly during 2009 by $901,000, or 3.8%, to $22,859,000 at December 31, 2009. The decrease was primarily in the non-performing construction and land development sector which accounts for $13,674,000, or 59.8%, of nonperforming assets at December 31, 2009 compared to $17,230,000, or 72.5%, at December 31, 2008.
- The Company reduced overall exposure to construction, land acquisition and other land loans which declined $35,913,000, or 35.7%, during 2009. This segment of the portfolio, totaling $64,812,000 at December 31, 2009, accounts for approximately 13.1% of the total loan portfolio.
- Total deposits increased $56,388,000, or 11.0%, compared to the prior year. This increase is mostly attributable to increases during 2009 in retail deposits and brokered certificates of deposits of $30,757,000 and $25,631,000, respectively. The increase in brokered certificates of deposits was to replace maturing public funds that became less desirable due to stricter pledging requirements.
- Total borrowings decreased $20,877,000, or 34.4%, compared to the prior year. Due to increases in deposit balances and reductions in loan balances, the Company was able to payoff short-term borrowings at December 31, 2008 of $23,500,000 with the Federal Home Loan Bank of Seattle (the FHLB).
- As a result of deposit growth, lower borrowings and increased borrowing capacity with the Federal Reserve, the Company's liquidity ratio of approximately 38% at December 31, 2009 translates into over $253 million in available funding for general operations and to meet loan and deposit needs.

The Company's net loss for 2009 was $6,338,000, or $0.74 per diluted share, compared to net income of $951,000, or $0.13 per diluted share in 2008. The following are significant components of the Company's results of operations for 2009 as compared to 2008.

- Net interest income was flat at $21,753,000 compared to $21,715,000 in 2008 due to increases in non-accrual loans and lower overall market interest rates. Net interest margin for 2009 declined 50 basis points to 3.62% compared to 4.12% in 2008.

- The provision for credit losses increased $5,153,000, or 107.6%, to $9,944,000 for 2009. The significant increase is the result of increases in net charge-offs, impaired loans, performing loans classified as substandard under the Bank's loan grading system, and loan loss rates, as well as uncertainties in real estate values in the Pacific Northwest. Net charge-offs totaled $6,475,000 during 2009 compared to $2,175,000 in 2008. The increases in problem assets remain concentrated primarily in the land acquisition and development and residential construction loan portfolios.
- Non-interest income increased $1,968,000, or 38.9%, to $7,025,000 for 2009 due to increased gain on sales of loans, service charges on deposit accounts and gain on sale of investment securities, which were partially offset by a loss on sale of OREO.
- Non-interest expense increased $8,100,000, or 37.5%, to $29,691,000 for 2009. The increase is primarily attributable to increases in FDIC assessments, OREO write-downs and OREO related operating expenses and commissions paid on loans sold in the secondary market.
- In 2009, return on average assets and return on average equity decreased to (0.96)% and (11.63)%, respectively, compared to 0.16% and 1.83% in 2008 as a result of the net interest margin compression, increase in provision for credit losses and OREO write-downs, which are reflective of the deterioration in credit quality.

BUSINESS OVERVIEW

Reflecting the challenging economic environment, we will continue to focus on operating efficiently and controlling expenses in ways that have the least impact on our customers. We continue to believe that in order to achieve long-term growth and accomplish our long-term financial objectives we will have to successfully execute our six defined long-term strategies:

- Improve asset quality by proactively managing problem assets, selectively reducing loan concentrations, selling OREO and managing credit exposures;
- Maintain capital ratios by controlling the asset growth rate, producing positive returns to shareholders and utilizing government guarantees in connection with new loan originations;
- Improve net interest margin by reinvesting short-term cash and cash equivalents into higher yielding assets, reducing loans on non-accrual status and growing low cost deposits;
- Maintain a strong liquidity position through increased core deposit balances and maintaining existing borrowing facilities available through the FHLB and the Federal Reserve Bank;
- Reduce controllable operating expenses through fiscal restraint and increased emphasis on non-interest income; and
- Grow core areas of the balance sheet including commercial real estate and commercial loans and retail deposits through the quality and breadth of our branch network, superior sales practices, competitive rates, and an emphasis on customer and employee satisfaction, which would enable us to exploit local market opportunities.

The degree to which we will be able to execute on these strategies will depend to a large degree on the local and national economy, improvement in the local markets for residential real estate, and limited deterioration in the credit quality of our commercial real estate loans.

RESULTS OF OPERATIONS

Years ended December 31, 2009, 2008, and 2007

General. The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2009.

(dollars in thousands)	2009	Increase (Decrease) Amount	%	2008	Increase (Decrease) Amount	%	2007
Interest income	$32,820	$(893)	(2.7)	$33,713	$(6,423)	(16.0)	$40,136
Interest expense	11,067	(931)	(7.8)	11,998	(3,635)	(23.3)	15,633
Net interest income	21,753	38	0.2	21,715	(2,788)	(11.4)	24,503
Provision for credit losses	9,944	5,153	107.6	4,791	4,309	894.0	482
Net interest income after provision for credit losses	11,809	(5,115)	(30.2)	16,924	(7,097)	(29.5)	24,021
Other operating income	7,025	1,968	38.9	5,057	582	13.0	4,475
Other operating expense	29,691	8,100	37.5	21,591	1,212	5.9	20,379
Income (loss) before income taxes	(10,857)	(11,247)	(2,883.8)	390	(7,727)	(95.2)	8,117
Income taxes (benefit)	(4,519)	(3,958)	705.5	(561)	(2,647)	(126.9)	2,086
Net income (loss)	**$(6,338)**	**$(7,289)**	**(766.5)**	**$951**	**$(5,080)**	**(84.2)**	**$6,031**

Net income. For the year ended December 31, 2009, net income (loss) was $(6,338,000) compared to $951,000 and $6,031,000 for the same periods in 2008 and 2007, respectively. The decrease in net income for 2009 was primarily due to increased provisions for credit losses necessary to absorb current period losses, OREO write-downs resulting from updated valuations and increased FDIC assessments and continued net interest margin compression, which was only partially offset by an increase in non-interest income.

Net Interest Income. The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The Company's net interest income is affected by the change in the level and mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Company's net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond the Company's control, such as federal economic policies, legislative tax policies and actions by the Federal Open Market Committee of the Federal Reserve (FOMC). Interest rates on deposits are affected primarily by rates charged by competitors and actions by the FOMC.

The FOMC heavily influences market interest rates, including deposit and loan rates offered by many financial institutions. Also, as rates are near zero, it becomes more difficult to match decreases in rates on interest earning assets with decreases in rates paid on interest bearing liabilities. Approximately 78% of the Company's loan portfolio is tied to short-term rates, and therefore, re-price immediately when interest rate changes occur. The Company's funding sources also re-price when rates change; however, there is a meaningful lag in the timing of the re-pricing of deposits as compared to loans and decreases in interest rates become less easily matched by decreases in deposit rates as rates approach zero. Because of its focus on commercial lending, the Company will continue to have a high percentage of floating rate loans. As a result of these and other factors, the Company anticipates that the impact of lower yields on loans and competition for deposits will continue to put pressure on the net interest margin.

The following table sets forth information with regard to average balances of interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

	Year Ended December 31,								
	2009			2008			2007		
(dollars in thousands)	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate
Assets									
Earning assets:									
Loans (1)	$500,796	$30,065	6.00%	$471,338	$31,385	6.66%	$453,940	$37,823	8.33%
Investment securities:									
Taxable	35,085	1,868	5.32	31,090	1,648	5.30	26,522	1,336	5.04
Tax-Exempt (1)	25,033	1,580	6.31	19,440	1,193	6.14	17,514	1,074	6.13
Total investment securities	**60,118**	**3,448**	**5.74**	**50,530**	**2,841**	**5.62**	**44,036**	**2,410**	**5.47**
Federal Home Loan Bank Stock	3,135	- -	- -	2,022	19	0.94	1,858	7	.0.38
Federal funds sold and deposits in banks	36,610	109	0.30	3,787	44	1.16	8,499	426	5.01
Total earnings assets / interest income	**$600,659**	**$33,622**	**5.60%**	**$527,677**	**$34,289**	**6.50%**	**$508,333**	**$40,666**	**8.00%**
Cash and due from banks	10,470			11,454			12,236		
Premises and equipment (net)	16,402			16,522			13,249		
Other real estate owned	9,327			1,587			- -		
Other assets	34,886			33,361			30,013		
Allowance for credit losses	(9,621)			(5,875)			(4,618)		
Total assets	**$662,123**			**$584,726**			**$559,213**		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Deposits:									
Savings and interest-bearing demand	$210,004	$(1,803)	0.86%	$204,539	$(2,903)	1.42%	$194,356	$(4,947)	2.55%
Time certificates	266,929	(7,461)	2.80	186,319	(6,891)	3.70	177,362	(8,513)	4.80
Total deposits	**476,933**	**(9,264)**	**1.94**	**390,858**	**(9,794)**	**2.51**	**371,718**	**(13,460)**	**3.62**
Short-term borrowings	3,107	(26)	0.84	13,398	(349)	2.61	5,961	(329)	5.52
Long-term borrowings	31,660	(1,164)	3.68	26,336	(991)	3.76	21,286	(820)	3.85
Secured borrowings	1,326	(75)	5.66	1,387	(94)	6.78	1,517	(110)	7.25
Junior subordinated debentures	13,403	(538)	4.01	13,403	(770)	5.74	13,403	(914)	6.82
Total borrowings	**49,496**	**(1,803)**	**3.64**	**54,524**	**(2,204)**	**4.04**	**42,167**	**(2,173)**	**5.15**
Total interest-bearing liabilities/ Interest expense	**$526,429**	**$(11,067)**	**2.10%**	**$445,382**	**$(11,998)**	**2.69%**	**$413,885**	**$(15,633)**	**3.78%**
Demand deposits	77,282			82,620			87,467		
Other liabilities	3,900			4,750			5,227		
Shareholders' equity	54,512			51,974			52,634		
Total liabilities and shareholders' equity	**$662,123**			**$584,726**			**$559,213**		
Net interest income (1)		**$22,555**			**$22,291**			**$25,033**	
Net interest income as a percentage of average earning assets									
Interest income			5.60%			6.50%			8.00%
Interest expense			1.84%			2.27%			3.08%
Net interest income			**3.76%**			**4.23%**			**4.92%**
Net interest margin (2)			**3.62%**			**4.12%**			**4.82%**
Tax equivalent adjustment (1)		**$802**			**$576**			**$530**	

(1) Interest earned on tax-exempt loans and securities has been computed on a 34% tax equivalent basis.

(2) Net interest income divided by average interest earning assets.

For purposes of computing the average rate, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders' equity. Nonaccrual loans and loans held for sale are included in "loans." Interest income on loans includes loan fees of $888,000, $1,132,000, and $1,828,000 in 2009, 2008, and 2007, respectively.

Net interest income on a tax equivalent basis totaled $22,555,000 for the year ended December 31, 2009, an increase of $264,000, or 1.2%, compared to 2008. Net interest income on a tax equivalent basis decreased 11.0% to $22,291,000 in 2008 compared to 2007. The Company's tax equivalent interest income decreased 1.9% to $33,622,000 from year end 2008 to year end 2009, and decreased 15.7% to $34,289,000 in 2008 from $40,666,000 in 2007. The decrease in 2009 and 2008 was primarily due to the decline in yield earned on our loan portfolio as a direct result of cuts in the federal funds rate during 2008. The reversal of interest income on loans placed on non-accrual status, especially in the construction and land development loan categories, also contributed to the decline in loan yield. Non-accrual loans totaled $15,647,000 and $14,676,000 at December 31, 2009 and 2008, respectively, compared to $3,479,000 in 2007. The decline in loan yield was partially offset by an increase in yield on investments.

Average interest earning balances with banks at December 31, 2009 were $36.6 million with an average yield of 0.30% compared to $3.8 million with an average yield of 1.16% for the same period in 2008. The substantial increase in average interest earning balances with banks is mostly due to the increase in cash balances resulting from deposit growth during the year, which was partially offset by a slight increase in average loan and investment balances outstanding.

The Company's average loan portfolio increased $29,458,000, or 6.2%, from year end 2008 to year end 2009, and increased $17,398,000, or 3.8%, from 2007 to 2008. The increase in average loans in 2009 is the result of new loan volume generated in late 2008 and an increase in commercial real estate loans and home equity lines of credit in 2009. Average loan growth in 2008 was slower than historical trends primarily as a result of lower demand for financing in the Bank's market areas due to a slowing economy. Overall, loan demand remains soft due to the current economic recession.

The Company's average investment portfolio increased $9,588,000, or 19.0%, from 2008 to 2009, and $6,494,000, or 14.7%, from 2007 to 2008. Interest and dividend income on investment securities for the year ended December 31, 2009 increased $607,000, or 21.4%, compared to the same period in 2008. The average yield on investment securities increased to 5.74% at December 31, 2009, from 5.62% at December 31, 2008 and 5.47% at year-end 2007. The increase is due primarily to the purchase of certain AAA mortgage-backed securities in the second half of 2008. Most of these purchases were made at discounts during a period of significant market illiquidity. Additionally, the investment portfolio is structured to out perform in a declining rate environment.

The Company's average interest-bearing deposits increased $86,075,000, or 22.0%, from 2008 to 2009, and increased $19,140,000, or 5.1%, in 2008 from 2007. The Company attributes the majority of its growth in 2009 to increases in brokered certificates of deposits to replace maturing public funds as well as retail deposit growth in the markets we serve. The increase in 2008 was mostly due to the success of a high-yield checking account that was introduced during the year and an increase in brokered certificates of deposits in order to improve overall liquidity on the balance sheet during a period of volatility and uncertainty in the financial industry. Additionally, the Company has an experienced branch staff and commitment to customer service throughout its branch delivery network. Even though the Company offers a wide variety of retail deposit products to both consumer and commercial customers, future deposit growth will be challenging as the Company anticipates heightened market competition and extraordinary programs expanding deposit insurance on certain accounts expire.

Average borrowings decreased during 2009 by $5,028,000, or 9.2%, and increased by $12,357,000, or 29.3%, during 2008. Due to deposit growth in 2009, the Company was able to pay down short-term borrowings outstanding at year-end 2008 thereby reducing the average of short-term borrowings outstanding at December 31, 2009. The increase in 2008 was used primarily to fund investment purchases and the Company's loan growth in late 2008 with FHLB advances. These advances are more expensive as compared to funding growth with lower cost demand, money market or savings deposits.

Interest expense for the year ended December 31, 2009 decreased $931,000, or 7.8%, compared to the same period in 2008. The 2009 average rate paid on deposits declined to 1.94% from 2008 primarily due to lower market interest rates. Additionally, rates paid on borrowings continued to decline to 3.64% during 2009 from 4.04% in 2008 and 5.15% in 2007. The decrease is primarily attributable to continued rate reductions on $8.2 million in variable rate junior subordinated debentures which is tied to the three month London Interbank Officer Rate, which has decreased considerably since 2007. The Company's overall cost of interest-bearing liabilities decreased to 2.10% in 2009 from 2.69% and 3.78% in 2008 and 2007, respectively.

The net interest margin decreased 50 basis points to 3.62% for the year ended December 31, 2009 from 4.12% in the prior year. This was mainly due to declining loan yields caused by materially lower market interest rates which we were unable to fully offset by reducing rates paid on deposits and borrowings. The reversal of interest income on loans placed on non-accrual status also contributed to the margin compression and reduced net interest income. In 2008, the net interest margin decreased 70 basis points to 4.12% in 2008 from 4.82% in 2007 as a result of our inability to match the large decline in the Federal Funds rate with a corresponding reduction in deposit and borrowing costs due to market conditions.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

	2009 compared to 2008 Increase (decrease) due to			**2008 compared to 2007 Increase (decrease) due to**		
(dollars in thousands)	**Volume**	**Rate**	**Net**	**Volume**	**Rate**	**Net**
Interest earned on:						
Loans	$2,170	$(3,490)	$(1,320)	$1,403	$(7,841)	$(6,438)
Securities:						
Taxable	212	8	220	239	73	312
Tax-exempt	352	35	387	118	1	119
Total securities	564	43	607	357	74	431
Federal Home Loan Bank stock	7	(26)	(19)	1	11	12
Fed funds sold and interest bearing deposits in other banks	120	(55)	65	(160)	(222)	(382)
Total interest earning assets	**2,861**	**(3,528)**	**(667)**	**1,601**	**(7,978)**	**(6,377)**
Interest paid on:						
Savings and interest bearing demand deposits	(76)	1,176	1,100	(247)	2,291	2,044
Time deposits	(2,516)	1,946	(570)	(412)	2,034	1,622
Total borrowings	194	207	401	(558)	527	(31)
Total interest bearing liabilities	**(2,398)**	**3,329**	**931**	**(1,217)**	**4,852**	**3,635**
Change in net interest income	**$463**	**$(199)**	**$264**	**$384**	**$(3,126)**	**$(2,742)**

Non-Interest Income. Non-interest income was $7,025,000 for 2009, an increase of $1,968,000, or 38.9%, from 2008 when it totaled $5,057,000. The 2008 amount increased $582,000, or 13.0%, compared to the 2007 total of $4,475,000. The increase in 2009 was primarily a result of increased gains on sale of loans held for sale, increased service charges on deposits accounts and net gains on sales of investment securities. Moreover, the increase in 2008 was attributable to increased gains on sales of loans held for sale, increased service charges on deposits accounts, net gains on sales of OREO and increased earnings related to bank owned life insurance (BOLI).

A more detailed explanation of non-interest income is presented below.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2009.

(dollars in thousands)	2009	Increase (Decrease) Amount	%	2008	Increase (Decrease) Amount	%	2007
Service charges on deposit accounts	$1,649	$72	4.6	$1,577	$83	5.6	$1,494
Net gain (loss) on sale of other real estate owned	(1,418)	(1,808)	(463.6)	390	390	100.0	- -
Net gains on sales of loans	4,638	3,212	225.3	1,426	(558)	(28.1)	1,984
Net gains (loss) on sales of securities	484	649	393.3	(165)	(145)	(725.0)	(20)
Earnings on bank owned life insurance	489	(118)	(19.4)	607	210	52.9	397
Other operating income	1,183	(39)	(3.2)	1,222	602	97.1	620
Total non-interest income	**$7,025**	**$1,968**	**38.9**	**$5,057**	**$582**	**13.0**	**$4,475**

Service charges on deposits increased 4.6% and 5.6% during 2009 and 2008, respectively. The Company continues to emphasize the importance of exceptional customer service and believes this emphasis, together with an increase in the fourth quarter of 2008 of service charge per item fee, to be more in line with competition, contributed to the increase in service charge revenue in 2009 and 2008.

The $3,212,000 increase in income from gains on sales of loans in 2009 was primarily a result of an increase in the dollar amount of residential mortgage loans sold in the secondary market for the year ended December 31, 2009. The sale of one-to-four family mortgage loans totaled $276.7 million for the year ended December 31, 2009 compared to $99.7 million for the year ended December 31, 2008. The increase was attributable to historically low interest rates for 30-year fixed rate loans and government incentive programs such as the $8,000 tax credit for first time home buyers, which increased refinancing activity, and may not be sustainable. In 2008, loan sales in the secondary market were slow due to the deteriorating housing market, tightening of underwriting criteria and home price depreciation both nationally and in our local market areas. Management expects gains on sale of loans to decrease slightly in 2010 from their peak in 2009 due to the expiration of many of the government incentive programs, thereby reducing refinancing activity, which may be only partially offset by any home price and real estate market stabilization.

Net losses on the sale of OREO totaled $1,418,000 for the year ended December 31, 2009. During the fourth quarter of 2009, the Company completed a bulk sale of 36 improved residential OREO properties for a net sales price of $4.8 million versus a carrying value of $6.2 million. Management felt this was prudent in view of the one time net operating loss five year carry-back rule that was applicable in 2009 for tax purposes, the improved credit quality of the balance sheet that resulted, and the cost savings resulting from the elimination of burdensome operating and maintenance costs of the properties, including taxes, insurance, and home-owner dues. In 2008, net gain on sale of OREO included the sale of one commercial lot located in Whatcom County, Washington for a gain of $390,000.

Income from other sources totaled $2,156,000 in 2009, an increase of $492,000 from 2008, or 29.6%, due primarily to the gain on sale investment securities of $484,000 and increases in visa debit card interchange revenue and miscellaneous fees on loans held for sale, which was partially offset by a decrease in earnings on BOLI from a lower earnings credit rate caused by a decline in interest rates. Income from other sources in 2008 increased $667,000, or 66.9%, to $1,664,000 as the result of $5,000,000 in additional BOLI policies purchased in the fourth quarter of 2007 and the gain on sale of the Everson branch facility of $336,000.

Non-Interest Expense. Total non-interest expense in 2009 was $29,691,000, an increase of $8,100,000, or 37.5%, compared to $21,591,000 in 2008. In 2008, non-interest expense increased $1,212,000, or 5.9%, compared to $20,379,000 in 2007. The increase in 2009 was primarily attributable to increases in FDIC insurance assessments, OREO write-downs and salaries and employee benefits (including commissions). The increase in 2008 was due to increases in expenses for occupancy, data processing and professional services.

Changes in non-interest expense are discussed in greater detail below.

The following table represents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2009.

(dollars in thousands)	2009	Increase (Decrease) Amount	%	2008	Increase (Decrease) Amount	%	2007
Salaries and employee benefits	$13,558	1,177	9.5	$12,381	$101	0.8	$12,280
Occupancy and equipment	2,779	(76)	(2.7)	2,855	327	12.9	2,528
Marketing and advertising	395	(133)	(25.2)	528	(32)	(5.7)	560
State taxes	436	70	19.1	366	(70)	(16.1)	436
Data processing	1,246	482	63.1	764	371	94.4	393
Professional services	702	(126)	(15.2)	828	287	53.0	541
FDIC and state assessments	1,802	1,588	742.1	214	142	197.2	72
OREO write-downs	3,689	3,689	100.0	- -	- -	- -	- -
OREO operating expenses	507	419	476.1	88	88	100.0	- -
Other expense	4,577	1,010	28.3	3,567	(2)	(0.1)	3,569
Total non-interest expense	**$29,691**	**$8,100**	**37.5**	**$21,591**	**$1,212**	**5.9**	**$20,379**

Salary and employee benefits, the largest component of non-interest expense, increased by $1,177,000, or 9.5%, in 2009 to $13,558,000 and increased by $101,000, or 0.8%, in 2008 compared to 2007. The increase in 2009 was due primarily to increases in commissions paid on the sale of loans held for sale which was partially offset by a reduction in workforce. Commission expense for the years ended December 31, 2009, 2008 and 2007 totaled $2,007,000, $633,000 and $536,000, respectively. In January 2009 the Bank completed a reduction in force of 13 full-time equivalent positions. In the weeks leading up to the strategic staffing reduction, other positions were not filled when vacated. Full time equivalent employees at December 31, 2009 were 218 compared to 220 at December 31, 2008. The reduction in force was offset by an increase in commissioned mortgage lenders and processing staff in order to support the growth in volume of loans sold in the secondary market during the year. Also included in salaries and benefits for 2009 and 2008 was stock compensation expense of $54,000 and $87,000, respectively. For more information regarding stock options, see Note 15 - "Stock Options" to the Company's audited financial statements included elsewhere in this report.

Occupancy and equipment expenses decreased $76,000 to $2,779,000 in 2009 compared with $2,855,000 for 2008 due primarily to the consolidation of two branches, one in October 2008 (Everson) and the other in April 2009 (Birch Bay). Occupancy and equipment expenses increased $327,000, or 12.9%, for 2008 compared to 2007 due to increased costs associated with the relocation of two branches (Hannegan and Ferndale) which were relocated from leased facilities to owned buildings in order to offer more amenities and full scale drive-up facilities.

Marketing and advertising expense decreased 25.2% to $395,000 in 2009 compared with $528,000 for 2008 due to an ongoing effort to reduce controllable expenses. The decrease of $32,000 in 2008 was also part of overall budget tightening.

Data processing expense increased 63.1% to $1,246,000 in 2009 compared with $764,000 for 2008. In order to improve technology capabilities, processing time and efficiency, management successfully upgraded its online banking system in 2009. As a result, the Company incurred contract termination and de-conversion charges of $162,000 in order to terminate the contract with the previous vender. In conjunction with the new online banking system, the Company also re-designed its website. Additionally, during 2009 the Company added remote check deposit services for commercial customers. The increase in 2008 is mostly attributable to the conversion of its core operating system from an in-house environment to a service bureau, as well as implementation of an automated wire platform, and the establishment of a backup site for data processing redundancy. The Company will continue to invest in new technology when necessary in order to support future growth.

FDIC assessment expense increased 742.1% to $1,802,000 in 2009 compared with $214,000 in 2008. The increase is attributable to a special assessment imposed by the FDIC on all insured depository institutions during the second quarter of $306,000, as well as increases in assessment rates effective April 1, 2009.

The increase in OREO write-downs and related operating expenses were the result of an increase in the number of OREO properties held and an increase in foreclosure activity during 2009. OREO write-downs were also adversely affected by a sharp decline in real estate values in the market areas we serve.

Other operating expense increased 28.3% to $4,577,000 in 2009 compared with $3,567,000 for 2008, primarily due to increases in loan collection expense, loan origination expense, and directors and officer insurance, each of which were up $195,000, $257,000 and $140,000, respectively. Other operating expenses decreased 0.1% to $3,567,000 in 2008 compared to 2007.

The reduction in force and consolidation of two branches, combined with an ongoing effort to reduce non-interest expense has reduced net overhead (excluding OREO related items) from 2.88% at December 31, 2008 to 2.58% at December 31, 2009. Net overhead is defined as non-interest expense minus non-interest income divided by average assets.

Income Tax Expense (Benefit). For the years ended December 31, 2009, 2008, and 2007, the provision (benefit) for income taxes was ($4,519,000), $(561,000) and $2,086,000, respectively, representing effective tax (benefit) rate of (41.6%), (143.8)% and 25.7%, respectively. The effective tax rate differs from the statutory rate of 34.4% and has exhibited a declining trend over the past three years. During 2009 and 2008, the Company's tax exempt income represented an increasing share of income as investments in municipal securities and loans, income earned on BOLI, and tax credits received on investments in low income housing partnerships remained at historical levels, while other earnings declined sharply.

Deferred income tax assets or liabilities reflect the estimated future tax effects attributable to differences as to when certain items of income or expense are reported in the financial statements versus when they are reported in the tax returns. At December 31, 2009 and 2008, the Company had a net deferred tax asset of $3,311,000 and $1,340,000, respectively.

See "Critical Accounting Policies" elsewhere in this report.

FINANCIAL CONDITION

At December 31, 2009 and 2008

Cash and Cash Equivalents

Total cash and cash equivalents increased to $52,904,000 at December 31, 2009, from $17,539,000 at December 31, 2008. This increase is reflective of management's strategy to strengthen on-balance sheet liquidity to take advantage of business opportunities within our markets. In addition, the Company received net proceeds of $12.3 million in a private placement of common stock during 2009. It is anticipated that cash and cash equivalents will shrink somewhat in 2010 in an effort to reduced brokered certificates of deposits and enhance the yield on the Company's liquid earning assets as opportunities arise.

Investment Portfolio

The investment portfolio provides the Company with an income alternative to loans. The Company's investment securities portfolio increased $5,247,000, or 9.4%, during 2009 to $61,126,000. This growth in the available-for-sale portion of its portfolio is mostly attributable to an investment in a money market mutual fund of $5 million as an alternative to federal funds sold. The Company's investment securities portfolio increased $8,638,000, or 18.3%, during 2008 to $55,879,000 from $47,241,000 at year end 2007 as part of a leveraging strategy in response to the FOMC's continued interest rate cuts. The increase in the portfolio was funded through FHLB advances.

The Company regularly reviews its investment portfolio to determine whether any of its securities are other than temporarily impaired. In addition to accounting and regulatory guidance, in determining whether a security is other than temporarily impaired, the Company considers whether it intends to sell the security and if it does not intend to sale the security, whether it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. The Company also considers cash flow analysis for mortgage-backed securities under various prepayment, default, and loss severity scenarios in determining whether a mortgage-backed security is other than temporarily impaired. At December 31, 2009, the Company owned eleven securities in a continuous unrealized loss position for twelve months or longer, with a carrying value of $12.5 million and fair value of $10.4 million. These securities that have been in a continuous unrealized loss position for twelve months or longer at December 31, 2009, had investment grade ratings upon purchase. Following its evaluation of factors deemed relevant, management determined, in part because the Company does not have the intent to sell these securities and it is not more likely than not that it will have to sell the securities before recovery of cost basis, which may be at maturity, the Company does not have any other than temporarily impaired securities at December 31, 2009. For more information regarding our investment securities and analysis of the value of securities in our investment portfolio, see Note 3 - "Securities" and Note 17 – "Fair Value of Financial Instruments" to the Company's audited financial statements included elsewhere in this report.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

Held To Maturity

(dollars in thousands)	2009	2008	2007
Obligations of states and political subdivisions	$6,958	$5,750	$3,562
Mortgage-backed securities	491	636	767
Total	**$7,449**	**$6,386**	**$4,329**

Available For Sale

(dollars in thousands)	2009	2008	2007
U.S. Agency securities	$973	$1,759	$3,818
Obligations of states and political subdivisions	22,080	19,584	16,136
Mortgage-backed securities	25,624	27,205	18,540
Corporate bonds	- -	945	1,512
Mutual funds	5,000	- -	2,906
Total	**$53,677**	**$49,493**	**$42,912**

The following table presents the maturities of investment securities at December 31, 2009. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

Held To Maturity (dollars in thousands)	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
Obligations of states and political subdivisions	$718	$415	$594	$5,231	$6,958
Weighted average yield	6.65%	5.63%	5.65%	6.64%	
Mortgage-backed securities	- -	- -	- -	491	491
Weighted average yield	- -	- -	- -	5.44%	
Total	**$718**	**$415**	**$594**	**$5,722**	**$7,449**

Available For Sale (dollars in thousands)	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
U.S. Agency securities	$307	$- -	$525	$141	$973
Weighted average yield	1.48%	- -	5.14%	8.20%	
Obligations of states and political subdivisions	405	8,000	4,024	9,651	22,080
Weighted average yield	6.76%	4.35%	5.25%	6.13%	
Mortgage-backed securities	- -	63	2,999	22,562	25,624
Weighted average yield	- -	3.54%	4.31%	5.05%	
Mutual funds	5,000	- -	- -	- -	5,000
Weighted average yield	0.18%	- -	- -	- -	
Total	**$5,712**	$8,063	**$7,548**	**$32,354**	**$53,677**

Loan Portfolio

General. Total loans were $494,635,000 at December, 2009, a decrease of $3,169,000 or 0.6%, compared to December 31, 2008. The reduction in total loans was driven primarily by decreases in construction and land development loans of $35,913,000 through a combination of loan payoffs and pay-downs as well as loan charge-offs and transfers to OREO. This reduction is a reflection of management's strategy to shrink the loan portfolio in this category and also in part due to the significant weakness in the residential housing market in our market areas. The decrease in construction and land development loans was partially offset by increases in residential real estate, commercial real estate and farmland loans.

The following table sets forth the composition of the Company's loan portfolio (including loans held for sale) at December 31 in each of the past five years.

(dollars in thousands)	2009	2008	2007	2006	2005
Commercial and agricultural	$93,125	$91,888	$128,145	$132,843	$124,536
Construction, land development and other land loans	64,812	100,725	93,249	87,063	87,621
Residential real estate 1-4 family	91,821	82,468	60,616	64,545	50,546
Multi-family	8,605	7,860	6,353	6,927	5,229
Farmland	22,824	18,092	20,125	20,126	12,083
Commercial real estate	205,184	188,444	137,620	117,608	117,645
Installment	7,216	7,293	7,283	8,668	9,945
Credit cards and overdrafts	1,929	1,959	3,363	1,990	1,863
Less unearned income	(881)	(925)	(681)	(601)	(487)
Total	**$494,635**	**$497,804**	**$456,073**	**$439,169**	**$408,981**

The Company's strategy is to originate loans primarily in its local markets. Depending on the purpose of the loan, loans may be secured by a variety of collateral, including real estate, business assets, and personal assets. Loans, including loans held for sale, represented 74% of total assets as of December 31, 2009, compared to 80% at December 31, 2008. The majority of the Company's loan portfolio is comprised of commercial and agricultural loans (commercial loans) and real estate loans. The commercial and agricultural loans are a diverse group of loans to small, medium, and large businesses for purposes ranging from working capital needs to term financing of equipment.

The majority of recent growth in our overall loan portfolio has arisen out of the commercial real estate loan category, which constitutes 41% of our loan portfolio. Our commercial real estate portfolio generally consists of a wide cross-section of retail, small office, warehouse, and industrial type properties. Loan to value ratios for the Company's commercial real estate loans generally did not exceed 75% at origination and debt service ratios were generally 125% or better. While we have significant balances within this lending category, we believe that our lending policies and underwriting standards are sufficient to reduce risk even in a downturn in the commercial real estate market. Additionally, this is a sector in which we have significant and long-term management experience. It is our strategic plan to emphasize growth in commercial and small business loans and owner occupied commercial real estate loans. We believe this will be a key contributor to growing low cost deposits.

Real estate construction and land development loans have been significant in our loan portfolio and have been an important source of interest income and fees. Conditions in the construction and land development arena in our market areas remain strained, resulting in elevated delinquencies and foreclosures in this portion of our portfolio, which have contributed to the increased provision for credit losses for 2009 and, to a lesser extent, 2008.

Beginning in late 2006 the Company strengthened its underwriting criteria for advance rates on raw land loans, land development loans, residential lots, speculative construction for condominiums and all construction loans as the housing market softened. Additionally, during 2008, the Company put in place further restrictions on loans secured by all types of real estate properties, including home equity lines of credit and land and land development loans, and tightened underwriting policies on hospitality projects. In 2009, the Bank implemented further restrictions on non-owner occupied commercial real estate loans in order to reduce our concentration in this sector. The Bank is not engaging in new land acquisition and development financing. Limited residential speculative construction financing is provided for a very select and small group of borrowers, which is designed to augment exit from the related credits. During 2009, it was the Company's strategic objective to reduce concentrations in land and residential construction and total commercial real estate below the regulatory hurdles of 100% and 300% of risk based capital, respectively. As of December 31, 2009, concentrations in land and residential construction loans represented 87.8% of risk based capital and total commercial real estate represented 264.9% of risk based capital. It is our objective for 2010 to continue to reduce concentrations in land and residential construction below 75% and total commercial real estate below 250%.

Loan Maturities and Sensitivity in Interest Rates. The following table presents information related to maturity distribution and interest rate sensitivity of loans outstanding, based on scheduled repayments at December 31, 2009.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Commercial	$29,744	$ 30,922	$ 32,459	$ 93,125
Construction, land development and other land loans	51,817	6,283	6,712	64,812
Residential real estate 1-4 family	5,809	13,076	72,936	91,821
Multi-family	132	1,408	7,065	8,605
Farmland	2,729	2,567	17,528	22,824
Commercial real estate	17,399	27,940	159,845	205,184
Installment	1,431	3,579	2,206	7,216
Credit cards and overdrafts	1,929	- -	- -	1,929
Total	**$110,990**	**$ 85,775**	**$298,751**	**$495,516**
Less unearned income				(881)
Total loans				**$494,635**
Total loans maturing after one year with				
Predetermined interest rates (fixed)		$ 53,536	$130,346	$183,882
Floating or adjustable rates (variable)		127,678	1,910	129,588
Total		**$180,214**	**$132,256**	**$313,470**

At December 31, 2009, 22.4% of the total loan portfolio presented above was due in one year or less.

Nonperforming Assets. Nonperforming assets are defined as loans on non-accrual status, loans past due ninety days or more and still accruing interest, loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties, and OREO. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual (unless they are well-secured and in the process of collection) and previously accrued interest is reversed against income.

Non-performing assets totaled $22,859,000 at December 31, 2009. This represents 3.42% of total assets, compared to $23,760,000, or 3.80%, at December 31, 2008, and $6,411,000, or 1.13%, at December 31, 2007. Construction and land development loans, including related OREO balances, continue to be the primary component of non-performing assets, representing $13,674,000, or 59.8%, of non-performing assets. Loans past due ninety days or more and still accruing interest of $547,000, $2,274,000 and $2,932,000 at December 31, 2009, 2008 and 2007, respectively, were made up entirely of loans that were fully guaranteed by the United States Department of Agriculture or Small Business Administration.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

(dollars in thousands)	2009	2008	2007	2006	2005
Accruing loans past due 90 days or more	$547	$2,274	$2,932	$376	$82
Restructured loans	--	--	--	--	--
Non-accrual loans:					
Construction, land development and other land loans	9,886	11,787	2,326	991	--
Residential real estate 1-4 family	1,323	615	1,044	120	--
Multi-family real estate	353	--	--	--	--
Commercial real estate	2,949	1,477	--	905	596
Farmland	87	--	--	--	--
Commercial and industrial	1,049	797	109	5,319	6,041
Installment	--	--	--	--	13
Total non-accrual loans	**15,647**	**14,676**	**3,479**	**7,335**	**6,650**
Total non-performing loans	**16,194**	**16,950**	**6,411**	**7,711**	**6,732**
OREO:					
Construction, land development and other land loans	4,850	5,443	--	--	37
Residential real estate 1-4 family	220	1,367	--	--	--
Commercial real estate	1,595	--	--	--	--
Total OREO	**6,665**	**6,810**	**--**	**--**	**37**
Total non-performing assets	**$22,859**	**$23,760**	**$6,411**	**$7,711**	**$6,769**
Allowance for credit losses (Allowance)	11,092	7,623	5,007	4,033	5,296
Allowance to non-performing loans	68.49%	44.97%	78.10%	52.30%	78.67%
Allowance to non-performing assets	48.52%	32.08%	78.10%	52.30%	78.24%
Non-performing loans to total loans	3.36%	3.49%	1.46%	1.82%	1.69%
Non-performing assets to total assets	3.42%	3.80%	1.13%	1.37%	1.38%

The small decrease in non-performing assets reflects the continued weakness in the housing industry and current economic recession. The Company continues to aggressively monitor and identify non-performing assets and take action based upon updated market information. Non-performing loans totaled $16,194,000 at December 31, 2009, a decrease of $756,000 as compared to $16,950,000 at December 31, 2008. The balance of non-performing loans at year end is equal to 3.36% of total loans including loans held for, compared to 3.49% at December 31, 2008. The decrease in 2009 was primarily related to decreases in non-performing construction and land development loans which were partially offset by increases in non-performing residential real estate 1-4 family loans and commercial real estate loans. The increase in non-accrual loans during 2008 was primarily related to non-performing construction and land development loans. Of the non-performing loans at year end 2006 and 2005, $5,603,000 and $5,817,000 related to one borrower involved in the forest products industry. The improvement in non-accrual loans in 2007 resulted from the resolution of this loan. The totals are net of charge-offs based on the difference between carrying value on our books and management's estimate of fair market value after taking into account the result of appraisals and other factors.

Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms was $1,659,000, $1,090,000, and $270,000 for 2009, 2008, and 2007, respectively. Interest income recognized on impaired loans was $444,000, $34,000, and $457,000 for 2009, 2008, and 2007, respectively.

Given the trend of rapidly declining residential real estate values, the Company reevaluated several non-performing real estate loans and all OREO assets during the year ended December 31, 2009. As a result of these appraisals and other factors, the Company recorded charge-offs of $6,524,000 and OREO write-downs of $3,689,000 during the period. The Company will continue to reevaluate non-performing assets over the coming months as market conditions change. Currently, it is our practice to obtain new appraisals on non-performing collateral dependent loans and/or OREO every six to nine months. Based upon the appraisal review for non-performing loans, the Company will record the loan at the lower of cost or market (less costs to sell) by recording a charge-off to the allowance for credit losses or by designating a specific reserve per accounting principles generally accepted in the United States. Generally, the Company will record the charge-off rather than designate a specific reserve. As a result, the carrying amount of non-performing loans may not exceed the value of the underlying collateral. This process enables the Company to adequately reserve for non-performing loans within the allowance for credit losses.

OREO at December 31, 2009 totaled $6,665,000 and includes: eight land or land development projects totaling $3,728,000, two residential construction properties totaling $1,122,000, one single family residence totaling $220,000 and four commercial real estate buildings valued at $1,595,000. The balances are recorded at the estimated net realizable value less selling costs. During the three months December 2009, the Company completed a bulk sale of 36 improved residential OREO properties for a net sales price of $4.8 million versus a carrying value of $6.2 million.

Loan Concentrations. The Company has credit risk exposure related to real estate loans. The Company makes loans for acquisition, construction and other purposes that are secured by real estate. At December 31, 2009, loans secured by real estate totaled $393,246,000, which represents 79.5% of the total loan portfolio. Real estate construction loans comprised $64,812,000 of that amount, while real estate loans secured by residential properties totaled $91,821,000. As a result of these concentrations of loans, the loan portfolio is susceptible to deteriorating economic and market conditions in the Company's market areas. The Company generally requires collateral on all real estate exposures and typically originates loans at loan-to-value ratios at loan origination of no greater than 80%.

Allowance and Provision for Credit Losses. The allowance for credit losses reflects management's current estimate of the amount required to absorb probable losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate. There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review of available evidence, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth review, at a minimum of quarterly or more frequently as considered necessary, of all loans judged to present a possibility of loss (if, as a result of such monthly review, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted quarterly and is reviewed by the Board of Directors. See "Risk Factors" above for a discussion of certain risks faced by the Company.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience by volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the years ended December 31 are as follows:

(dollars in thousands)	2009	2008	2007	2006	2005
Balance at beginning of year	$7,623	$5,007	$4,033	$5,296	$4,236
Charge-offs:					
Construction and land development	4,687	2,039	--	--	--
Residential real estate 1-4 family	940	14	--	--	--
Commercial real estate	505	--	40	--	--
Commercial	238	18	--	1,925	41
Credit card	80	66	18	16	7
Installment	74	89	93	4	17
Total charge-offs	**6,524**	**2,226**	**151**	**1,945**	**65**
Recoveries:					
Residential real estate 1-4 family	2	3	--	--	--
Commercial real estate	17	37	21	51	19
Commercial	17	--	619	--	3
Credit card	4	2	2	5	1
Installment	9	9	1	1	2
Total recoveries	**49**	**51**	**643**	**57**	**25**
Net charge-offs (recoveries)	6,475	2,175	(492)	1,888	40
Provision for credit losses	9,944	4,791	482	625	1,100
Balance at end of year	**11,092**	**$7,623**	**$5,007**	**$4,033**	**$5,296**
Ratio of net charge-offs (recoveries) to average loans outstanding	1.29%	.46%	(.11%)	.45%	.01%

During the year ended December 31, 2009, provision for credit losses totaled $9,944,000 compared to $4,791,000 and $482,000 for the same periods in 2008 and 2007, respectively. While non-performing assets decreased slightly in 2009, provision for credit losses increased as the result of increases in net charge-offs as demonstrated in the table above, which therefore increased the Company's historical loss experience and loan loss rates. The increase in provision for credit losses in the current year was also impacted by an increase in classified loans, primarily within our land acquisition and development and residential construction loan portfolios. During the year ended December 31, 2009, the Company increased loss rates specifically on land acquisition and development by 4% from 3.50% to 7.50% and speculative residential construction by 7.25% from 3.75% to 11.00% based upon increased charge-offs in these categories within the last twelve to eighteen months. The increase in provision for credit losses in 2008 was also due to changes in loan loss rates and the increase in classified loans although to a lesser degree. In addition, we continue to experience elevated levels of delinquent and nonperforming loans. The increasing risk profile of the Company's land acquisition and development portfolio reflects unfavorable conditions in the residential real estate market that have affected the ability of home builders and developers to repay loans due to reduced cash flows from sluggish sales. In addition, the value of collateral for many of these loans has declined and the market is significantly less liquid.

For the year ended December 31, 2009, net charge-offs were $6,475,000 compared to $2,175,000 for the same period in 2008. Net charge-offs continue to be centered in the residential construction and land development portfolios, which accounted for $4,687,000 of total net charge-offs for the year. Net recoveries for the twelve months ended December 31, 2007 were $492,000 which included a single recovery of $619,000 on a $1,925,000 charge-off in 2006 attributable to one commercial borrower.

The allowance for credit losses was $11,092,000 at year-end 2009, compared with $7,623,000 at year-end 2008, an increase of $3,469,000, or 45.5%. The increase from December 31, 2008 is attributable to additional provision for credit losses arising out of increases in loan loss rates, adversely classified loans and an increase in the unallocated portion of the allowance due to the volatility in the real estate market, and is reflective of the depressed and deteriorating economic conditions in our markets. The increase in 2008 was also attributable to additional credit loss provision and deteriorating economic conditions in our markets. The increase in 2007 was due to increased recoveries and provision expense.

The ratio of the allowance for credit losses to total loans outstanding (including loans held for sale) was 2.30%, 1.57% and 1.14%, at December 31, 2009, 2008 and 2007, respectively. The Company's loan portfolio contains a significant portion of government guaranteed loans which are fully guaranteed by the United States Government. Government guaranteed loans were $50,548,000 and $49,934,000 at December 31, 2009 and 2008, respectively. The ratio of allowance for credit losses to total loans outstanding excluding the government guaranteed loans was 2.50% and 1.70%, respectively.

While credit quality continues to be problematic due to the prolonged downturn in the economy and unfavorable conditions in the residential real estate market, the Company believes that non-performing assets hit their peak at June 30, 2009 and have begun to show signs of improvement. Credit quality indicators for the trailing 4 quarters are shown below:

(dollars in thousands)	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Loans past due 30 days or more	$16,126	$18,038	$21,002	$20,634	$23,073
% of total loans	3.3%	3.7%	4.3%	4.2%	4.7%
Impaired loans	25,738	29,398	30,775	28,989	22,117
% of total loans	5.2%	6.1%	6.3%	5.8%	4.5%
Non-performing assets	22,859	27,008	29,934	27,567	23,760
% of total assets	3.4%	4.0%	4.5%	4.2%	3.8%

Estimated loss factors used in the allowance for credit loss analysis are established based on historic charge-off data by loan category adjusted for current economic conditions and other available factors. During the years ended December 31, 2009 and 2008, the loss factors used in the allowance for credit losses were updated based on trends in historical charge-offs, portfolio migration analysis, and other qualitative factors. Although the adequacy of the allowance is reviewed quarterly, management performs an ongoing assessment of the risks inherent in the portfolio. As of December 31, 2009, management believes the allowance for credit losses of $11,092,000 is adequate to provide for probable losses in our loan portfolio based on an evaluation of known and inherent risks in the loan portfolio at that date and the application of applicable accounting standards.

See "Critical Accounting Policies" and "Risk Factors" elsewhere in this report.

The Financial Accounting Standards Board (FASB) has issued accounting guidance relating to 1) accounting by creditors for impairment of a loan and 2) accounting by creditors for impairment of a loan for income recognition disclosures. The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment.

The following table summarizes the Bank's impaired loans at December 31:

(dollars in thousands)	2009	2008	2007	2006	2005
Total impaired loans	$25,738	$22,117	$6,431	$7,379	$6,650
Total impaired loans with valuation allowance	2,962	462	3,052	51	4,917
Valuation allowance related to impaired loans	638	118	72	17	924

No valuation allowance was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all non-impaired loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs.

The Company allocates its allowance for credit losses among major loan categories primarily on the basis of historical data. Based on certain characteristics of the portfolio and management's analysis, losses can be estimated for major loan categories. The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on historical net charge-off experience and other business considerations at December 31 in each of the last five years.

(dollars in thousands)	2009 Reserve	% of Total Loans*	2008 Reserve	% of Total Loans*	2007 Reserve	% of Total Loans*	2006 Reserve	% of Total Loans*	2005 Reserve	% of Total Loans*
Commercial loans	$1,308	19%	$1,392	18%	$1,780	28%	$1,705	30%	$1,589	30%
Real estate loans	8,341	79%	5,975	80%	3,016	70%	2,167	67%	3,548	67%
Consumer loans	260	2%	256	2%	211	2%	161	3%	159	3%
Unallocated	1,183	- -	- -	- -	- -	- -	- -	- -	- -	- -
Total allowance	**$11,092**	**100%**	**$7,623**	**100%**	**$5,007**	**100%**	**$4,033**	**100%**	**$5,296**	**100%**
Ratio of allowance for credit losses to loans outstanding at end of year		2.30%		1.57%		1.14%		.95%		1.33%

* Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

The table indicates an increase of $2,366,000 in the allowance related to real estate loans from December 31, 2008 to December 31, 2009 and the addition of an unallocated reserve of $1,183,000. The primary reason for the increases and changes in percentage allocations are due to the deterioration in the housing market in our market areas, as well as an increase in the loan loss rates relative to real estate loans.

Deposits

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. These products include non-interest bearing demand accounts, NOW accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations. The Company relies primarily on its branch staff and current customer relationships to attract and retain deposits. The Company's strategic plan contemplates and focuses on continued growth in non-interest bearing accounts which contribute to higher levels of non-interest income and net interest margin. We expect significant competition for deposits of this nature to continue for the foreseeable future.

Deposit detail by category as of December 31, 2009, 2008 and 2007, respectively, follows:

(dollars in thousands)	2009	2008	2007
Non-interest bearing demand	$86,046	$80,066	$86,883
Interest bearing demand	91,968	68,113	44,305
Money market deposits	86,260	93,216	105,260
Savings deposits	51,053	51,948	55,210
Time deposits	252,368	217,964	175,678
Total	**$567,695**	**$511,307**	**$467,336**

Total deposits increased 11.0% to $567.7 million at December 31, 2009 compared to $511.3 million at December 31, 2008. Non-interest bearing demand deposits increased $5,980,000, or 7.5%, due to a shift by customers into non-interest bearing accounts in order to participate in the TAGP. Interest bearing demand deposits increased $23,855,000, or 35.0%, due to the continued success of Dream Checking, a high-yield retail checking account which was introduced in 2008 to attract new deposits. The Dream Checking account pays a high rate of interest upon meeting certain electronic requirements such as debit card and automated clearing house transactions. The balances in Dream Checking accounts totaled $30.5 million and $15.3 million at December 31, 2009 and 2008, respectively. Money market accounts decreased $6,956,000, or 7.5%, primarily due to decreased balances from escrow and title companies which have significantly reduced balances due to the sluggish real estate market. Time deposits increased $34,404,000, or 15.8%, due to a combination of increases in retail deposits of $30,751,000 and increases in brokered deposits of $25,631,000, which were partially offset by a decrease in public time deposits of $21,978,000. The increase in retail deposits is mostly attributable to increased brand awareness in the Whatcom County market, and our commitment to maintain a disciplined deposit strategy, focusing on enhancing long-term customer relationships. Additionally, recent adverse press relating to banks in our market facing regulatory orders and increasing bank failures in the state of Washington have contributed to growth in retail deposits.

Brokered deposits totaled $60,936,000 and $35,305,000 at December 31, 2009 and 2008, respectively. The increase in brokered deposits was primarily to replace maturing public deposits totaling $21,978,000 that have become less attractive due to regulatory pledging requirements and to further strengthen on-balance sheet liquidity to take advantage of business opportunities within our markets. Due to the successful growth in retail deposits and current excess liquidity, the Company presently intends to roll off brokered deposits as they come due as follows: $36,716,000 – 2010; and $24,220,000 - 2011. Changes in the market or new regulatory restrictions could limit our ability to maintain or acquire brokered deposits in the future.

The ratio of non-interest bearing deposits to total deposits was 15.2%, 15.7% and 18.6% at December 31, 2009, 2008 and 2007, respectively. It is the Company's strategic objective to grow non-interest bearing deposit balances in 2010 through increased calling efforts and continued focus on customer service and a strong core deposit base. To further attract deposits, the Company has increased its emphasis on and expanded electronic services. During the fourth quarter of 2008, the Company began offering remote deposit captures services and in 2009 migrated to a new online banking platform. During 2010, the Company intends to further enhance electronic services to include e-delivery and mobile banking.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

	2009		**2008**		**2007**	
(dollars in thousands)	**Average Deposits**	**Rate**	**Average Deposits**	**Rate**	**Average Deposits**	**Rate**
Non-interest bearing demand Deposits	$77,282	0.00%	$82,620	0.00%	$87,467	0.00%
Interest bearing demand deposits	77,030	0.98%	53,816	0.81%	42,803	0.48%
Savings and money market deposits	132,974	0.79%	150,723	1.64%	151,553	3.13%
Time deposits	266,929	2.80%	186,319	3.70%	177,362	4.80%
Total	**$554,215**	**1.67%**	**$473,478**	**2.07%**	**$459,185**	**2.93%**

Maturities of time certificates of deposit as of December 31, 2009 are summarized as follows:

(dollars in thousands)	**Under $100,000**	**Over $100,000**	**Total**
3 months or less	$20,875	$33,962	$54,837
Over 3 through 6 months	25,372	42,448	67,820
Over 6 through 12 months	15,776	46,312	62,088
Over 12 months	18,730	48,893	67,623
Total	**$80,753**	**$171,615**	**$252,368**

Short-Term Borrowings

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2009, 2008 and 2007.

(dollars in thousands)	2009	2008	2007
Amount outstanding at end of period	$4,500	$23,500	$10,125
Weighted average interest rate thereon	3.77%	2.37%	4.26%
Maximum month-end balance during the year	24,000	34,290	18,695
Average balance during the year	3,107	13,398	5,961
Average interest rate during the year	0.84%	2.61%	5.52%

CONTRACTUAL OBLIGATIONS

The Company is party to many contractual financial obligations at December 31, 2009, including without limitation, borrowings from the FHLB, junior subordinated debentures associated with pooled trust preferred securities and operating leases for branch locations. The following is information regarding the dates payments of such obligations are due.

	Payments due by Period				
Contractual obligations	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Operating leases	$ 229	$ 189	$ 99	$ - -	$ 517
Total deposits	500,072	57,844	9,779	- -	567,695
Federal Home Loan Bank borrowings	- -	15,500	5,500	- -	21,000
Secured borrowings	- -	977	- -	- -	977
Junior subordinated debentures	- -	- -	- -	13,403	13,403
Total long-term obligations	**$500,301**	**$74,510**	**$15,378**	**$13,403**	**$603,592**

COMMITMENTS AND CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2009	2008
Commitments to extend credit	$71,435	$101,459
Standby letters of credit	1,164	1,519

KEY FINANCIAL RATIOS

Year ended December 31,	2009	2008	2007	2006	2005
Return on average assets	(.96%)	.16%	1.08%	1.26%	1.31%
Return on average equity	(11.63%)	1.83%	11.46%	13.16%	12.70%
Average equity to average assets ratio	8.23%	8.89%	9.41%	9.60%	10.30%
Dividend payout ratio	- -	35%	82%	75%	78%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to evaluate whether adequate funds are and will be available at all times, the Company monitors and projects the amount of funds required on a daily basis. The Bank's primary source of liquidity is deposits from its customer base, which has historically provided a stable source of "core" demand and consumer deposits. Other sources of liquidity are available, including borrowings from the Federal Reserve Bank, the FHLB and from correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets for its known and reasonably foreseeable liquidity requirements, consisting of cash and amounts due from banks, interest bearing deposits and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, loan sales, brokered deposits, government sponsored programs, loan repayments, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, changes to government insurance programs, and competition. Competition for deposits is presently quite intense, even in our traditional markets of operations in Western Washington, making deposit retention challenging and new deposit growth quite difficult. Reductions in deposits could adversely affect the Company's financial condition, results of operations, and liquidity. See "Risk Factors" elsewhere in this report.

Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Long-term borrowings at December 31, 2009 and 2008 represent advances from the FHLB of Seattle. Advances at December 31, 2009 bear interest at 2.94% to 4.12% and mature in various years as follows: 2011 - $10,500,000; 2012 - $5,000,000 and 2013 - $5,500,000. The Bank has pledged $129.5 million of loans as collateral for these borrowings at December 31, 2009. Based on pledged collateral, at December 31, 2009, the Bank had $104 million of available borrowing capacity on its line at the FHLB, although each advance is subject to prior consent. The Bank also has a borrowing facility of $30.9 million at the Federal Reserve Bank, of which none was used at December 31, 2009. The bank has pledged $67.4 million of loans as collateral to the Federal Reserve Bank.

The holding company specifically relies on dividends from the Bank, proceeds from the exercise of stock options, and proceeds from the issuance of trust preferred securities for its funds, which are used for various corporate purposes. Dividends from the Bank are the holding Company's most important source of funds, and are subject to regulatory restrictions and the capital needs of the Bank, which are always primary. Sales of trust preferred securities have historically also been a source of liquidity for the holding company and capital for both the holding company and the Bank. We do not anticipate trust preferred securities will be a source of liquidity in 2010 due to market conditions.

At December 31, 2009, two wholly-owned subsidiary grantor trusts established by the Company had issued and outstanding $13,403,000 of trust preferred securities. During 2009, the Company elected to exercise the right to defer interest payments on trust preferred debentures. Under the terms of the indenture, the Company has the right to defer interest payments for up to twenty consecutive quarterly periods without going in to default. During the period of deferral, the principal balance and unpaid interest will continue to bear interest as set forth in the indenture. In addition, the Company will not be permitted to pay any dividends or distributions on, or redeem or make a liquidation payment with respect to, any of the Company's common stock during the deferral period. As of December 31, 2009, deferred interest totaled $403,000 and is included in accrued interest payable on the balance sheet.

On July 2, 2003, the Federal Reserve issued Supervisory Letter SR 03-13 clarifying that Bank Holding Companies should continue to report trust preferred securities in accordance with current Federal Reserve Bank instructions which allows trust preferred securities to be counted in Tier 1 capital subject to certain limitations. The Federal Reserve has indicated it will review the implications of any accounting treatment changes and, if necessary or warranted, will provide appropriate guidance. For additional information regarding trust preferred securities. See our condensed consolidated financial statements and related notes included elsewhere in this report, including Note 9 – "Junior Subordinated Debentures".

Capital. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholders' equity was $57,649,000 at December 31, 2009, an increase of $7,575,000, or 15.1%, compared to December 31, 2008. The increase is attributable to private offering of common stock and warrants completed during 2009, which was partially offset by a net loss for the year ended December 31, 2009. For more information regarding the $12.4 million offering completed during 2009, see Note 20 to the condensed consolidated financial statements included elsewhere in this report. Total shareholders' equity averaged $54,512,000 in 2009, which includes $11,282,000 of goodwill associated with the BNW acquisition. Shareholders' equity averaged $51,974,000 in 2008, compared to $52,634,000 in 2007.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial resources at the Bank, which depend in part on operating results, and limitations imposed by law and governmental regulations or actions of regulators.

The Federal Reserve has established guidelines for risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" at the close of each of the past three years.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2009 and 2008.

(dollars in thousands)	Actual Amount	Ratio	Requirements for Adequately Capitalized Amount	Ratio
December 31, 2009				
Tier 1 capital (to average assets)				
Consolidated	$59,263	9.06%	$26,170	4.00%
Bank	59,055	9.03%	26,148	4.00%
Tier 1 capital (to risk-weighted assets)				
Consolidated	59,263	11.84%	20,022	4.00%
Bank	59,055	11.81%	20,009	4.00%
Total capital (to risk-weighted assets)				
Consolidated	65,579	13.10%	40,043	8.00%
Bank	65,368	13.07%	40,018	8.00%
December 31, 2008				
Tier 1 capital (to average assets)				
Consolidated	$53,011	8.87%	$23,905	4.00%
Bank	52,181	8.75%	23,858	4.00%
Tier 1 capital (to risk-weighted assets)				
Consolidated	53,011	10.54%	20,117	4.00%
Bank	52,181	10.40%	20,068	4.00%
Total capital (to risk-weighted assets)				
Consolidated	59,315	11.79%	40,233	8.00%
Bank	58,470	11.65%	40,137	8.00%

New Accounting Pronouncements. For a discussion of new accounting pronouncements and their impact on the Company, see Note 1 of the Notes to the Consolidated Financial Statements included elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its evaluation of accounting policies that involve the most complex and subjective decisions and assessments, management has identified the following as its most critical accounting policies.

Allowance for Credit Losses

The Company's allowance for credit losses methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company's markets, including economic conditions and, in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it intends to enhance its methodology accordingly. A materially different amount could be reported for the provision for credit losses in the statement of operations to change the allowance for credit losses if management's assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "Allowance and Provision for Credit Losses." See "Risk Factors" above for a discussion of certain risks faced by the Company.

Goodwill

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested for impairment no less than annually. The Company has one reporting unit, the Bank, for purposes of computing goodwill. The Company performs an annual review each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

During the quarter ended December 31, 2009, based on a combination of factors, including the current economic environment and a decline in our market capitalization, we concluded that indicators exist that it is more likely than not that the fair value of the Bank has declined below its book value that required us to perform an interim goodwill impairment analysis. For the purposes of this analysis, our estimates of fair value are based on a combination of the income approach, which estimates the fair value of our reporting unit based on the future discounted cash flows, and the market approach, which estimates the fair value of our reporting unit based on comparable market prices. Based on our preliminary estimates of fair value of our reporting unit, we believe it is more likely than not that the fair value will be less than the book value requiring us to perform Step 2 of the goodwill impairment analysis. As of the date of this filing, we have not completed this Step 2 analysis due to the complexities involved in determining the implied fair value of the goodwill for the reporting unit. However, based on the work performed to date, we do not believe that an impairment loss is probable. We expect to finalize our goodwill impairment analysis during the first quarter of 2010 and the results thereof will be disclosed in the first quarter financial statements. No assurance can be given that the Company will not record an impairment loss on goodwill in the future.

Investment Valuation and Other-Than-Temporary-Impairment

The Company records investments in securities available-for-sale at fair value and securities held-to-maturity at amortized cost. Fair value is determined based on quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Declines in fair value below amortized cost are reviewed to determine if they are other than temporary. If the decline in fair value is judged to be other than temporary, the impairment loss is charged to earnings. Factors considered in evaluating whether a decline in value is other than temporary include: (1) the length of time and extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospectus of the issuer, and (3) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The Company regularly reviews its investment portfolio to determine whether any of its securities are other-than-temporarily impaired.

Valuation of OREO

Real estate properties acquired through foreclosure or by deed-in-lieu of foreclosure (OREO) are recorded at the lower of cost or fair value less estimated costs to sell. Fair value is generally determined by management based on a number of factors, including third-party appraisals of fair value in an orderly sale. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Any differences between management's assessment of fair value, less estimated costs to sell, and the carrying value of the loan at the date a particular property is transferred into OREO are charged to the allowance for credit losses. Management periodically reviews OREO values to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further decreases in the value of OREO are considered valuation adjustments and trigger a corresponding charge to non-interest expense in the Consolidated Statements of Income. Expenses from the maintenance and operations of OREO are included in other non-interest expense.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax basis of assets and liabilities, and are reflected at currently enacted income taxes rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

The Company had net deferred tax assets ("DTAs") of $3,311,000 at December 31, 2009, compared to $1,340,000 at December 31, 2008. The most significant portions of the deductible temporary differences relate to the allowance for credit losses and fair value adjustments or impairment write-downs related to OREO. As of December 31, 2009, the Company believes that it is more likely than not that it will be able to fully realize its DTA and therefore has not recorded a valuation allowance.

Assessing the need for, and the amount of, a valuation allowance requires significant judgment and analysis of both positive and negative evidence regarding realization of the DTA. The realization of the DTA is dependent upon the Company generating a sufficient level of taxable income in future periods, which can be difficult to predict. If future taxable income should prove non-existent or less than the amount of temporary differences giving rise to the net DTAs within the tax years to which they may be applied, the assets will not be realized and net income will be reduced. An extended period of losses could result in the Company establishing a valuation allowance against its DTA. The establishment of a valuation allowance would be accounted for as a charge against income and would affect the Company's ability to recognize tax benefits on future losses.

ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitivity for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the "GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity. Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2009 and differences between them for the maturity or repricing periods indicated.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Interest earning assets				
Loans, including loans held for sale	$181,164	$181,215	$132,256	$494,635
Investment securities	7,539	12,886	40,701	61,126
Fed Funds sold and interest bearing balances with banks	40,068	--	--	40,068
Federal Home Loan Bank stock	--	--	3,182	3,182
Total interest earning assets	**$228,771**	**$194,101**	**$176,139**	**$599,011**
Interest bearing liabilities				
Interest bearing demand deposits	$91,968	$--	$--	$91,968
Savings and money market deposits	137,313	--	--	137,313
Time deposits	184,745	67,623	--	252,368
Short term borrowings	4,500	--	--	4,500
Long term borrowings	--	21,000	--	21,000
Secured borrowings	--	977	--	977
Junior subordinated debentures	8,248	5,155	--	13,403
Total interest bearing liabilities	**$426,774**	**$94,755**	**$--**	**$521,529**
Net interest rate sensitivity GAP	$(198,003)	$99,346	$176,139	$77,482
Cumulative interest rate sensitivity GAP		(98,657)	77,482	77,482
Cumulative interest rate sensitivity GAP as a % of earning assets		(16.5)%	12.9%	12.9%

Effects of Changing Prices. The results of operations and financial condition presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions are normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

GENERAL CORPORATE AND STOCKHOLDER'S INFORMATION

Administrative Headquarters
1101 S. Boone Street
Aberdeen, WA 98520
(360) 533-8870

Independent Accountants
Deloitte & Touche LLP
Portland, Oregon

Transfer Agent and Registrar
BNY Mellon Shareholder Services
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310-1900
Telephone: 1-877-870-2422

Shareholder Services
BNY Mellon Shareholder Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge including:

Change of name or address
Consolidation of accounts
Duplicate mailings
Lost stock certificates
Transfer of stock to another person
Additional administrative services

As a Pacific Financial Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Pacific Financial Corporation. Access your investor statements online 24 hours a day, 7 days a week with MLink. For more information, go to www.bnymellon.com/shareholder/ISD.

Annual Meeting
The annual meeting of stockholders will be held on April 28, 2010 at 7 p.m. at 1101 S. Boone Street, Aberdeen, WA 98520.

Form 10-K
Our report on Form 10-K, including the financial statements and financial statement schedules, is available without charge to stockholders or beneficial owners of our common stock upon written request to Sandra Clark, Executive Secretary, Pacific Financial Corporation, P.O. Box 1826, Aberdeen, Washington 98520.

Stock Information
Pacific Financial Corporation is a reporting company with the Securities and Exchange Commission (SEC), the company stock is listed on the OTC:BB exchange under the symbol PFLC. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market. At December 31, 2009, there were approximately 1,165 shareholders of record.

	2009 Stock Prices		2008 Stock Prices	
Quarter Ended	**High**	**Low**	**High**	**Low**
March 31	$7.50	$5.50	$14.72	$10.50
June 30	6.25	4.50	14.50	11.10
September 30	5.60	4.10	12.70	18.50
December 31	4.80	3.65	10.00	5.75

The Company did not declare a dividend in 2009. The Company declared a dividend on its common stock in December 2008 in the amount of $.05 per share. Additionally, in 2008, the Company declared a 10% stock dividend, resulting in the issuance to shareholders of one new share for every 10 shares held. Under federal banking law, the payment of dividends by the Company and the Bank is subject to capital adequacy requirements established by the Federal Reserve and the FDIC. In addition, payment of dividends by either entity is subject to regulatory limitations. Payment of dividends on the Common Stock is also affected by statutory limitations, which restrict the ability of the Bank to pay upstream dividends to the Company.

BOARD OF DIRECTORS

Gary C. Forcum, Chairman
Private Investor

Douglas M. Schermer
Owner
Schermer Construction Inc.

G. Dennis Archer, Vice Chairman
Founder and Director of Tax Services
Archer Group

Randy W. Rognlin
Co-Owner
Rognlins, Inc.

Randy J. Rust
Private Investor

Susan C. Freese
Pharmacist

John R. Ferlin
President & CEO
Brooks Manufacturing Co.

Edwin W. Ketel
Owner
Oceanside Animal Clinic

Dennis A. Long
President & CEO
Pacific Financial Corporation

OFFICERS

Dennis A. Long
President & CEO
CEO, Bank of the Pacific

John Van Dijk
Corporate Secretary
President & COO, Bank of the Pacific

Bruce MacNaughton
Vice President
Executive Vice President & CCO, Bank of the Pacific

Denise J. Portmann
Treasurer
Executive Vice President & CFO, Bank of the Pacific

SUBSIDIARIES

Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
360-533-8870
www.bankofthepacific.com

This annual report is furnished to shareholders and customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.

Pacific Finanacial Corporation
1101 S. Boone Street
Aberdeen, WA 98520
888.855.8267
www.BankofthePacific.com


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